MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2017 and 2016

Dated November 6, 2017

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. (“Tahoe”) and its subsidiaries (together referred to as the “Company”) has been prepared to enable a reader to assess material changes in financial condition and results of operations as at and for the three and nine months ended September 30, 2017 (“Q3 2017” and “Q3 YTD 2017”, respectively). The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2016 (“consolidated financial statements”), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and the unaudited condensed interim consolidated financial statements (“interim financial statements”) of the Company for the three and nine months ended September 30, 2017 and 2016 (prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”)). The information provided herein supplements, but does not form part of, the interim financial statements and includes financial and operational information from the Company’s subsidiaries. This MD&A contains forward looking information that is subject to risk factors set out in the cautionary note herein. This discussion also covers the three and nine months ended September 30, 2016 (“Q3 2016” and “Q3 YTD 2016”) and the subsequent period up to the date of this MD&A. Dollar amounts are stated in millions of United States dollars (“USD”), the Company’s functional currency, except where otherwise noted. Tabular amounts are presented in thousands of USD, except where otherwise noted. Information for this MD&A is prepared as at November 6, 2017.

BUSINESS OVERVIEW
Tahoe is a Canadian public company involved in mine operations and mineral exploration and development. Tahoe’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “THO” and on the New York Stock Exchange (“NYSE”) under the symbol “TAHO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and on the Company’s website at www.tahoeresources.com.

Tahoe was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. The Company’s principal business activities are the exploration, development, operation and acquisition of mineral properties for the mining of precious metals in the Americas. Currently, the Company’s business involves profitably operating the Escobal mine, a silver mining operation located in southeastern Guatemala, the La Arena and Shahuindo mines, gold mining operations located in northwestern Peru, and the Bell Creek mine and mill and the Timmins West mine (together, the “Timmins mines”), gold mining operations located in northeastern Ontario, Canada. Additional business objectives include the expansion of gold production at the Shahuindo and Bell Creek mines, project development and ongoing exploration programs in Peru and Canada.

All of the Company’s operations are within the mining sector. The Company produces silver, gold, lead and zinc from mines located in Guatemala, Peru and Canada. Due to the geographic and political diversity of the countries in which the Company operates, each operating segment is responsible for achieving specified business results within a framework of corporate policies and international standards. Regional management in each country provides support to the operating segments, including but not limited to financial, human resources, and exploration assistance. Each operating segment has a budgeting process which it uses to measure the results of operation and exploration activities. The Company’s executive management reviews these results to make decisions about resources to be allocated to each segment and assess the performance of each. The corporate office in Reno, Nevada provides support to the operations and exploration activities with respect to financial, legal, technical and human resources. Operating the mines profitably will require that the Company consistently meet production targets and effectively manage costs. In Guatemala profitable mine operation also requires renewal of the export credential, favorable resolution of the appeals to the Guatemalan Constitutional Court contesting the reinstatement of the Escobal mining license to enable mining operations to resume and an end to the road blockage at Casillas to enable full access in and out of the Escobal mine. (See Q3 2017 Highlights.)

Financial and operational information provided in this MD&A excludes the results of the Timmins mines prior to April 1, 2016, the date of acquisition of Lake Shore Gold Corp. (“Lake Shore Gold”) and the results of the Shahuindo mine prior to May 1, 2016, the date of commercial production.

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Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

HIGHLIGHTS

Q3 2017 CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION

•	Gold production of 108.7 thousand ounces.

•	Gold sales of 116.4 thousand ounces.

•	Quarterly revenue of $155.2 million.

•	Quarterly Net cash flow provided by operating activities of $48.7 million.

•	Quarterly cash flow provided by operating activities before changes in working capital(1) of $37.0 million.

•	Quarterly loss of $(8.4) million or $(0.03) per share (basic and diluted).

•	Adjusted earnings (loss)(1) of $(7.2) million or $(0.02) per share(1) (basic and diluted).

•	Updated 2017 gold guidance to production of 400-450 thousand ounces at total cash cost per ounce of $650-$700 and all-in sustaining cost per ounce of $1,050-$1,150.

•	Cash balance of $182.1 million as at September 30, 2017.

•
Released an updated NI 43-101 technical report for the Timmins West Mine. Proven and Probable Mineral Reserves at the Timmins West Mine increased from 233,000 to 738,000 ounces of gold. The significant growth in reserves is attributable to the initial Mineral Reserve estimate for the 144 Gap deposit.

•	Began commissioning of the 12,000 tonnes per day ("tpd") crushing and agglomeration circuit at Shahuindo.

•	The sinking hoist at the Bell Creek Shaft Project was commissioned and work began on the third and final pilot raise.

Q3 YTD 2017 CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION

•	Gold production of 340.1 thousand ounces. Silver production of 9.8 million ounces.

•	Gold sales of 342.4 thousand ounces. Silver sales of 10.3 million ounces.

•	Year to date revenue of $615.8 million.

•	Net cash flow provided by operating activities of $223.3 million.

•	Cash flow provided by operating activities before changes in working capital of $269.3 million.(1)

•	Earnings of $99.8 million or $0.32 per share (basic and diluted).

•	Adjusted earnings(1) of $101.7 million or $0.33 per share(1) (basic and diluted).

ADDITIONAL CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION

	Q3 2017	Q3 YTD 2017
Revenues	$155,201	$615,823
Earnings from operations	$2,621	$147,879
Cash and cash equivalents	$182,072	$182,072
Cost of sales per ounce sold(1)
Silver	$—	$9.81
Gold	$983	$887
Costs per silver ounce produced(1)
Total cash costs net of by-product credits	$—	$6.15
All-in sustaining costs net of by-product credits	$—	$8.91
Costs per gold ounce produced(1)
Total cash costs net of by-product credits	$747	$639
All-in sustaining costs net of by-product credits	$1,088	$954

(1)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

LICENSE SUSPENSION

On May 24, 2017, an anti-mining organization, CALAS, filed a claim in the Supreme Court of Guatemala against Guatemala’s Ministry of Energy and Mines (“MEM”) alleging that MEM violated the Xinka indigenous communities’ right of consultation in advance of granting the Escobal mining license to Tahoe’s Guatemalan subsidiary, Minera San Rafael ("MSR").

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Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

On July 5, 2017, the Company was notified that the Supreme Court of Guatemala issued a provisional decision in respect of the action against MEM that suspended the Escobal mining license of MSR until the underlying civil claim was fully heard on the merits.

On July 14, 2017, the Company filed a legal action against the Guatemalan Supreme Court challenging jurisdiction and the process that the Supreme Court followed in rendering its decision, both of which the court denied. The Company also issued information requests to the Supreme Court regarding its decision-making process and other procedural information, to which the Supreme Court responded with only limited information.

The Company filed a procedural challenge with the Constitutional Court, the highest court in Guatemala, regarding the integration of the Supreme Court and also asked for the Supreme Court to reconsider its provisional ruling. On July 28, 2017, the Supreme Court denied the Company’s motion for reconsideration and on August 29, 2017 the Constitutional Court issued a resolution denying the Company's appeal.

On September 10, 2017, the Supreme Court issued a definitive decision on the merits of CALAS’s claim and reinstated Escobal’s mining license. The ruling allowed Escobal to restart operations immediately and to continue to operate during consultation. The ruling also ordered MEM to consult with the Xinka indigenous communities within a certain geographic area within 12 months. In response to a motion for clarification filed by MSR, on August 26, 2017 the Supreme Court confirmed that MEM must consult in four municipalities in the region of the Escobal mine: Casillas, Nueva Santa Rosa, Mataquescuintla and San Rafael Las Flores. In addition, the Supreme Court declined to review the Company’s request to order MEM to issue the annual renewal of Escobal’s export credential, which expired on August 8, 2017 due to the pending appeal with the Constitutional Court of the Supreme Court’s decision on September 10, 2017. Although Tahoe believes that MEM complied with ILO Convention 169 before it issued the Escobal license, it will fully support MEM in any of its future indigenous engagement and will encourage MEM to involve independent ILO 169 experts to assist in this process.

CALAS and other interested parties appealed the Supreme Court’s decision reinstating the Escobal license to the Constitutional Court which heard the matter on October 25th, 2017. The Constitutional Court is expected to rule on the appeals before the end of the year.

For additional details, refer to the press releases dated September 26, 2017, September 10, 2017, August 24, 2017 and July 5, 2017 available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

EXPORT CREDENTIAL
In June 2017, the Company filed its annual request to renew the export credential with MEM. However, MEM did not renew the credential because its renewal had become contingent on the Supreme Court's reinstatement of the Escobal mining license. The credential therefore expired in August 2017. After the Supreme Court reinstated the mining license in September 2017, MEM publicly stated that the export credential could now be legally renewed. However, contrary to such public declaration, MEM has yet to renew the credential. The Company believes that MEM is unlikely to renew the export credential prior to the Constitutional Court ruling on the appeals.

GUATEMALA ROAD BLOCK
Since June 7, 2017, a group of protesters near the town of Casillas has blocked the primary highway that connects Guatemala City to San Rafael Las Flores and the Escobal mine. Operations were reduced between June 8 and June 19 to conserve fuel and were further curtailed on June 19.
While some of the protestors come from Casillas which is 16 kilometers from the mine, many more are from outside the municipality. The Company has reason to believe that the blockade is politically motivated and is being substantially funded by anti-mining groups. As the road block continues, some protestors have become increasingly violent. Following the September 10, 2017 court ruling that reinstated the Escobal mining license, the Company attempted to transport supplies to the mine site. Protesters blocked the passage of company vehicles and attacked the truck drivers and trucks. On a separate occasion, a helicopter attempting to deliver fuel to the mine was shot at from the ground. These violent episodes have endangered people's lives and violated the human rights of Company Employees, contractors and San Rafael Las Flores residents,

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Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

particularly the right to freedom of movement, the right to liberty and security of person, as well as the right to work.
Tahoe deplores violence of any kind and continues to focus on reaching a peaceful and expeditious conclusion to the roadblock at Casillas. The Company is working with the government, community leaders and international mediation experts to develop a dialogue process aimed at resolving the dispute. Assuming that the roadblock is lifted, the export credential is renewed and the Supreme Court ruling is confirmed by the Constitutional Court, the Company expects to be in a position to resume production at Escobal within a week.

For additional details, refer to the press releases dated September 10, 2017 and September 26, 2017 available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.
RECENT DEVELOPMENTS

CLASS ACTION LAWSUITS
On July 7, 2017, the Company learned that three purported class action lawsuits were filed against Tahoe, and certain of its current and former officers and directors under Section 10(b) and Section 20(a) of the US Securities Exchange Act of 1934, as amended (the "US Exchange Act"), and Rule 10b-5, thereunder. The lawsuits allege that the Company made untrue statements of material facts or omitted to state material facts or engaged in acts that operated as a fraud upon the purchasers of the Company's stock. The lawsuits were filed following the issuance of the provisional decision by the Guatemalan Supreme Court described above. The suits allege compensatory damages, interest, fees and costs. The Company disputes the allegations raised and will vigorously defend the lawsuits, the outcome of which is not determinable at this time.

GARCIA ET AL. v. TAHOE RESOURCES INC.
On June 18, 2014, seven plaintiffs filed an action against the Company in the Supreme Court of British Columbia alleging battery and negligence regarding a security incident that occurred at the Escobal mine on April 27, 2013. The plaintiffs seek compensatory and punitive damages.

Tahoe challenged the claim in June 2014 based on jurisdictional issues, and the Court issued a judgment in Tahoe’s favor in November 2015. Plaintiffs appealed the decision to the Court of Appeals for British Columbia, which reversed the decision in January 2017, allowing the legal claims filed by the Guatemalan claimants to be heard in British Columbia. Tahoe filed an application for leave to appeal the issue to the Canadian Supreme Court, which was denied on June 8, 2017. The case will now proceed on the merits in the Supreme Court of British Columbia.

In April 2017, three of the seven plaintiffs settled their suits against the Company. In October 2017, the Company applied for a stay of the matter pending resolution of plaintiffs' counsel's premature withdrawal from representing settling plaintiffs. Once that matter is resolved, the claims of the four remaining plaintiffs are expected to proceed on the merits in the Supreme Court of British Columbia.

FUTURE DEVELOPMENTS

TARGETS AND INITIATIVES
A key target for the Company is to grow annual gold production to over one-half million ounces in 2019. This increased production will come primarily from two ongoing projects, the expansion of the Shahuindo mine to a production capacity of 36,000 tonnes per day (“tpd”) and the Bell Creek Shaft Project (the “BC Shaft Project”) at the Bell Creek mine in Canada which is expected to double the Bell Creek mine production to 80,000 ounces of gold per year. Both projects are on track for completion in mid-2018 with ramp up of operations through the end of 2018. The Company is also targeting growth of two to four million ounces in gold Mineral Reserves and/or Mineral Resources over published Mineral Reserves and/or Mineral Resources as at April 1, 2016 by 2020. Given the possible material impact of suspended operations at the Escobal mine, achievement of this 2020 growth plan is dependent on the timing of certain exploration expenditures by the Company. Refer to the "2017 Gold Operations Outlook" section of this MD&A.

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Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

2017 GOLD OPERATIONS OUTLOOK(1)
The Company suspended company-wide guidance in the press release dated August 8, 2017. The Company subsequently has provided updated gold guidance regarding expected 2017 production and unit costs in the press release dated September 21, 2017 available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com. Silver guidance remains suspended pending a resumption of mining operations at the Escobal mine.
2017 gold guidance

	Production (koz)		Cash Costs ($/oz)		All-in Sustaining Costs ($/oz)		Project Capital ($ millions)		Sustaining Capital ($ millions)		Exploration ($ millions)
	Low	High	Low	High	Low	High	Low	High	Low	High	Low	High
La Arena	170	190	650	700	950	1,000	-	-	25	35	2	4
Shahuindo	65	80	750	800	1,450	1,550	40	45	25	45	4	6
Timmins	165	180	650	700	1,000	1,100	60	70	50	55	8	10
Gold total(2)	400	450	650	700	1,050	1,150	100	115	100	135	14	20

(1)	See “Cautionary Statement on Forward-Looking Information” and “Non-GAAP Financial Measures” in this MD&A.

(2)	Gold production range of 400,000 to 450,000 ounces does not include gold ounces produced in concentrate from the Escobal mine.

(3)	Numbers may not calculate due to rounding.

The Company increased its guidance for gold production to 400,000 to 450,000 ounces for 2017. The increase in the Company's revised gold production guidance for the remainder of 2017 is due in large part to the positive mine plan reconciliation (higher grade and additional tonnes) experienced at La Arena year to date.

Total cash costs and all-in sustaining costs per ounce of gold produced were revised downward. Total cash cost estimates decreased by $50 per ounce to an estimated $650 to $700 per ounce, reflecting the higher anticipated production levels and better than anticipated cost performance year to date. Likewise, all-in sustaining costs decreased by $100 per ounce to a guidance range of $1,050 to $1,150 per ounce, driven by higher production and lower capital and exploration costs.

Capital expenditure estimates for 2017 were also revised. Project capital decreased by $50 million to an estimated $100 to $115 million, versus the initial 2017 guidance of $150 to $175 million. The reduction in project capital reflects the deferral in timing of certain ancillary capital projects at Shahuindo and Timmins, and prudent capital management by the Company. Both major projects - the Shahuindo Expansion and the Bell Creek Shaft Project - remain within guidance of $80 million for each such project.

Sustaining capital decreased to $100 to $135 million, a decrease of $25 million to the lower end of the initial guidance range. The decrease in sustaining capital is due to a shift in timing of spending on certain projects at Shahuindo.

In part due to the ongoing uncertainty at Escobal, discretionary exploration spending was reduced by approximately $20 million to an estimated $14 to $20 million for 2017, compared to the initial guidance of $35 to $43 million for the gold operations.

No changes are anticipated to the initial guidance on corporate general and administrative expenses of $45 to $55 million.
2017 guidance for consolidated total cash costs net of by-product credits and all-in sustaining cost per ounce net of by-product credits(1) ranges are outlined in the following table:

	Gold
Total cash costs per ounce net of by-product credits	$650	to	$700
All-in sustaining costs per ounce net of by-product credits	$1,050	to	$1,150

(1)	See “Cautionary Statement on Forward-Looking Information” and “Non-GAAP Financial Measures” in this MD&A.

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Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The reconciliation which formed the basis for the ranges in the 2017 cash cost guidance is as follows:

Total cash costs	Gold
Production costs	$293,000
Treatment and refining charges	$—
Total cash costs before by-product credits	$293,000
By-product credits	$—
Total cash costs net of by-product credits	$293,000
Gold ounces produced in doré (000’s)	$425
Total cash costs per ounce before by-product credits	$692
Total cash costs per ounce net of by-product credits	$692

All-in sustaining costs	Gold
Total cash costs net of by-product credits	$293,950
Sustaining capital	117,550
Exploration	12,000
Reclamation cost accretion	3,700
General and administrative expenses	37,100
All-in sustaining costs	$464,300
Gold ounces produced in doré (000’s)	425
All-in sustaining costs per ounce produced net of by-product credits	$1,100

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Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED CONSOLIDATED FINANCIAL RESULTS

Selected consolidated financial information from continuing operations for Q3 2017 and Q3 YTD 2017 and the comparative periods is as follows:

	Q3 2017	Q3 2016	Q3 YTD 2017	Q3 YTD 2016	(1)
Metal Sold
Silver (000’s ozs)	489	4,800	10,345	14,573
Gold (000’s ozs)(2)	116.3	108.8	342.4	257.5
Lead (000’s t)	—	1.9	4.1	6.7
Zinc (000’s t)	—	2.7	5.6	9.5
Realized Price
Silver in concentrate (per oz)	$18.12	$20.64	$17.71	$18.54
Gold in doré (per oz)	$1,266	$1,321	$1,239	$1,264
Lead (per t)	$—	$2,204	$2,379	$1,829
Zinc (per t)	$—	$2,513	$2,864	$2,160
LBMA/LME Price(3)
Silver (per oz)	$16.84	$19.61	$17.16	$17.12
Gold (per oz)	$1,278	$1,335	$1,251	$1,260
Lead (per t)	$2,334	$1,873	$2,259	$1,780
Zinc (per t)	$2,963	$2,255	$2,783	$1,955
Revenues	$155,201	$234,721	$615,823	$595,105
Total operating costs	$136,422	$135,296	$418,590	$384,303
Earnings from operations	$18,779	$99,425	$197,233	$210,802
Earnings (loss)	$(8,380)	$63,011	$99,803	$117,561
Earnings (loss) per common share
Basic	$(0.03)	$0.20	$0.32	$0.42
Diluted	$(0.03)	$0.20	$0.32	$0.42
Adjusted earnings (loss)(4)	$(7,225)	$65,657	$101,689	$161,970
Adjusted earnings (loss) per common share(4)
Basic(4)	$(0.02)	$0.21	$0.33	$0.57
Diluted(4)	$(0.02)	$0.21	$0.33	$0.57
Weighted average shares outstanding - Basic	313,152	311,407	312,673	282,335
Weighted average shares outstanding - Diluted	313,161	312,108	312,722	282,672
Dividends paid	$6,252	$18,654	$43,686	$50,730
Cash flow provided by operating activities	$48,675	$78,679	$223,321	$141,650
Cash flow provided by operating activities before changes in working capital(4)	$37,039	$125,987	$269,335	$311,257
Cash and cash equivalents	$182,072	$142,426	$182,072	$142,426
Total assets	$3,127,529	$3,033,218	$3,127,529	$3,033,218
Total long-term liabilities	$315,979	$276,180	$315,979	$276,180
Costs per silver ounce produced
Total cash costs net of by-product credits(4)	$—	$6.50	$6.15	$5.66
All-in sustaining costs per silver ounce net of by-product credits(4)	$—	$8.68	$8.91	$7.55
Costs per gold ounce produced
Total cash costs net of by-product credits(4)	$747	$625	$639	$632
All-in sustaining costs per gold ounce net of by-product credits(4)(5)	$1,088	$974	$954	$979

(1)
Q3 YTD 2016 numbers include operational and financial information from the Timmins mines beginning April 1, 2016, the date of acquisition and operational and financial information from Shahuindo beginning May 1, 2016, the commencement of commercial production.

(2)
Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre-operating revenues and are

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Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

credited against construction capital through April 30, 2016. Included in the 257.5 thousand gold ounces sold for Q3 YTD 2016 31.5 thousand gold ounces sold at Shahuindo which include four months of pre-commercial production ounces sold (7.6 thousand ounces of gold in doré sold in the period January through April 2016, respectively).

(3)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.

(4)	Refer to the “Non-GAAP Financial Measures” section of this MD&A.

(5)
All-in sustaining costs net of by-product credits per gold ounce produced exclude the impact of $11.0 million in non-recurring transaction costs related to the acquisition of Lake Shore Gold during Q3 YTD 2016.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS
Basis of Presentation

The quarterly and year-to-date results presented are prepared in accordance with IAS 34 using accounting policies consistent with IFRS. There has been no material change to these accounting policies and methods of application from those disclosed in note 3 to the Company’s consolidated financial statements.

Q3 YTD 2017 vs. Q3 YTD 2016
Q3 YTD 2017 results reflect the impact of the suspension of mining operations following the suspension of the Escobal mining license in the beginning of the third quarter. All costs incurred from the date of the license suspension have been included in the care and maintenance line within production costs; no material revenues for Escobal have been recorded since July. The Company generated earnings of $99.8 million for Q3 YTD 2017 compared to $117.6 million for Q3 YTD 2016 as a result of the following factors (comparative Q3 YTD 2016 information includes results from Lake Shore Gold beginning April 1, 2016 and results from Shahuindo beginning May 1, 2016, except where noted):

Revenues

During Q3 YTD 2017, the Company sold in concentrate 10.2 million silver ounces and 3,416 gold ounces at realized prices of $17.71 and $1,294 per ounce, respectively, compared to 14.5 million silver ounces and 5,857 gold ounces at realized prices of $18.54 and $1,366 per ounce, respectively during Q3 YTD 2016. During Q3 YTD 2017, the Company sold in concentrate 4,090 tonnes of lead and 5,648 tonnes of zinc at realized prices of $2,379 and $2,864 per tonne, respectively, compared to 6,705 tonnes of lead and 9,505 tonnes of zinc at realized prices of $1,829 and $2,160 per tonne, respectively, during Q3 YTD 2016.

During Q3 YTD 2017, the Company sold 338,979 ounces of gold in doré at an average realized price of $1,239 per ounce compared to 251,626 ounces of gold in doré at an average realized price of $1,264 per ounce during Q3 YTD 2016.

Silver in concentrate sales decreased by approximately 30% during Q3 YTD 2017 when compared to Q3 YTD 2016, and realized silver metal prices decreased by approximately 5%. Gold sales increased by 87.4 thousand ounces or 35% due to the inclusion of ounces in doré sold from the Timmins mines for the full nine months in addition to a full nine months of sales from Shahuindo during Q3 YTD 2017. As a result, the Company generated revenues of $615.8 million, net of treatment and refining charges for Q3 YTD 2017, compared to $595.1 million in revenues for Q3 YTD 2016 - an increase of approximately $20.7 million or 4%.

The Company’s concentrate revenue and trade receivables include provisionally priced metal sales which are marked to market at the end of each reporting period based on the forward price for the quotational period stipulated in the contract (or an approximation thereof). Provisionally priced metal at September 30, 2017 and relevant comparative periods was as follows:

	Q3 2017		Q2 2017		Q3 2016		Q2 2016
	Qty	$/oz	Qty	$/oz	Qty	$/oz	Qty	$/oz
Silver (mozs)	0.2	$16.61	3.9	$16.59	2.7	$19.17	3.2	$18.60
Gold (kozs)	—	$—	1.6	$1,242	1.7	$1,315	2.0	$1,320
	Qty	$/t	Qty	$/t	Qty	$/t	Qty	$/t
Lead (kt)	7.8	$2,518	1.9	$2,274	1.7	$2,105	2.1	$1,781
Zinc (kt)	—	$—	2.8	$2,753	1.9	$2,375	2.9	$2,104

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Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties, Escobal care and maintenance costs and depreciation and depletion, form a component of total operating costs and amounted to $278.8 million for Q3 YTD 2017 compared to $241.5 million during Q3 YTD 2016. The increase was primarily due to the inclusion of a full nine months of production costs relating to the Timmins and Shahuindo mines offset by a reduction in production costs related the suspension of the license at the Escobal mine.

Royalties

The royalty in Guatemala is levied on net smelter returns for concentrate sales which include revenues from silver and by-products (gold, lead and zinc). Under the voluntary royalty agreements between the Company and municipal and federal governments in Guatemala, finalized concentrate sales below $16/oz silver do not trigger a payment obligation. The statutory royalty rate of 1% is not dependent on a specific threshold of silver price. Royalties paid in Canada are based on specific contractual agreements with independent third parties. Royalties paid in Peru are calculated using a form of operating profit and are therefore accounted for as an income tax.

During Q3 YTD 2017, royalty expense was $14.6 million, comprised of $10.6 million in Guatemala and $4.1 million in Canada compared to $15.1 million in Q3 YTD 2016. This decrease of $0.5 million in royalty expense reflects the impact of the license suspension at Escobal partially offset by a full nine months of Timmins operations. As of July 5, 2017, the Guatemalan voluntary royalty agreements were terminated pursuant to the terms of the contract when the government suspended the Escobal license.

Escobal care and maintenance

Escobal care and maintenance costs are comprised of the cost of maintaining the Escobal mine during the temporary shut down and include environmental costs, salaries and legal fees form a component of total operating costs, amounted to $13.8 million for Q3 2017 and Q3 YTD 2017. Costs were higher than anticipated as a result of the roadblock in Casillas, which has required alternative transportation routes for diesel and other mine supplies to meet our environmental and security obligations while the mine is not operating. There were no such costs in the comparative period.

Depreciation and depletion

During Q3 YTD 2017, depreciation and depletion amounted to $111.4 million compared to $82.2 million in Q3 YTD 2016. This increase was primarily due to the inclusion of a full nine months of depletion and depreciation relating to the Timmins and Shahuindo mines offset by a reduction in depletion and depreciation due to the temporary shutdown at Escobal.

Other operating expenses

Exploration expenses

Exploration expenses were $14.6 million for Q3 YTD 2017 compared to $7.5 million in Q3 YTD 2016. This $7.1 million increase was the result of increased exploration expenditures in Canada of $5.2 million combined with increased expenses of $1.9 million in Peru when compared to Q3 YTD 2016. The overall increase in exploration was in line with the Company’s focus on growth to expand resources at existing operations and advance longer-term projects in Canada and Peru.

General and administrative expenses

General and administrative expenses were $34.7 million for Q3 YTD 2017 compared to $38.0 million for Q3 YTD 2016. This $3.3 million decrease related primarily to $11.0 million in transaction costs relating to the acquisition of Lake Shore Gold which were included in Q3 YTD 2016, offset by an increase in salaries and benefits and professional and consulting fees.

9

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Other expense

Interest Expense

Interest expense for Q3 YTD 2017 was $2.4 million compared to $2.9 million in Q3 YTD 2016.

Net foreign exchange gain/loss

A foreign exchange loss of $2.1 million was recognized during Q3 YTD 2017, compared to a gain of $0.1 million recognized during Q3 YTD 2016. The $2.2 million change was the result of the appreciation and depreciation of foreign currencies against the USD, including an appreciation of $3.4 million related to the Canadian dollar and depreciations of $0.2 million and $1.0 million related to the Guatemalan Quetzal and Peruvian Nuevo Sol, respectively. The Company remains unhedged with respect to foreign currency. Refer to the “Cash flow, liquidity, capital resources and other information - Liquidity, capital resources and financial risk management - Financial risk management” section of this MD&A.

Loss on debenture

As a result of the redemption of the outstanding Lake Shore Gold debentures, the Company recognized a non-cash loss of $32.3 million during Q3 YTD 2016. This loss was attributable to the appreciation of Tahoe’s share price between the date of acquisition on April 1, 2016 and the completion of the redemption on May 16, 2016.

Tax expense

Income tax expense for Q3 YTD 2017 was $41.8 million, representing an effective rate of 30%. The effective tax rate in Q3 YTD 2017 was impacted by a deferred tax recovery related to the effect of foreign exchange rates on the tax basis of the Company’s Peruvian assets. Income tax expense for Q3 YTD 2016 was $60.7 million, representing an effective rate of 34% which was impacted by the $32.3 million loss realized on conversion of the debentures.

10

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED QUARTERLY CONSOLIDATED FINANCIAL RESULTS
Selected quarterly consolidated financial information from continuing operations for the most recent eight quarters is as follows:

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2017	2017	2017	2016	2016	2016(1)	2016(2)	2015(2)
Metal Sold
Silver (000’s ozs)	489	4,289	5,561	4,496	4,800	5,212	4,563	6,244
Gold (000’s ozs)	116.3	110.3	115.9	100.7	108.8	98.1	50.6	59.8
Lead (000’s t)	—	2.0	2.2	2.3	1.9	2.4	2.4	3.4
Zinc (000’s t)	—	2.8	2.8	2.8	2.7	3.5	3.3	4.5
Realized Price
Silver in concentrate (per oz)	$18.12	$15.72	$19.22	$14.45	$20.64	$18.95	$15.92	$14.1
Gold in doré (per oz)	$1,266	$1,248	$1,201	$1,197	$1,321	$1,255	$1,166	$1,089
Lead (per t)	$—	$2,138	$2,588	$2,036	$2,204	$1,779	$1,590	$1,804
Zinc (per t)	$—	$2,601	$2,960	$2,872	$2,513	$2,237	$1,875	$1,549
LBMA/LME Price(3)
Silver (per oz)	$16.84	$17.21	$17.42	$17.19	$19.61	$16.78	$14.85	$14.77
Gold (per oz)	$1,278	$1,257	$1,219	$1,220	$1,335	$1,259	$1,181	$1,105
Lead (per t)	$2,334	$2,161	$2,278	$2,149	$1,873	$1,719	$1,744	$1,681
Zinc (per t)	$2,963	$2,596	$2,780	$2,517	$2,255	$1,918	$1,679	$1,612
Revenues	$155,201	$209,576	$251,046	$189,398	$234,721	$228,251	$132,133	$154,891
Total operating costs	$136,422	$135,291	$146,878	$141,552	$123,084	$138,220	$77,522	$73,554
Earnings (loss) from operations	$18,779	$56,975	$88,283	$31,466	$99,425	$65,022	$46,355	$(146,973)
Earnings (loss)(4)	$(8,380)	$33,487	$74,697	$315	$63,011	$16,742	$37,808	$(107,717)
Earnings (loss) per common share
Basic	$(0.03)	$0.11	$—	$—	$0.2	$0.05	$0.17	$(0.47)
Diluted	$(0.03)	$0.11	$—	$—	$0.2	$0.05	$0.17	$(0.47)
Adjusted earnings(5)	$(7,225)	$33,846	$75,069	$18,415	$65,657	$57,873	$35,489	$51,005
Adjusted earnings per Common Share(5)
Basic	$(0.02)	$0.11	$0.24	$0.06	$0.21	$0.19	$0.16	$0.22
Diluted	$(0.02)	$0.11	$0.24	$0.06	$0.21	$0.19	$0.16	$0.22
Weighted average shares outstanding - Basic	313,152	312,787	311,948	311,653	311,407	305,985	227,760	227,620
Weighted average shares outstanding - Diluted	313,161	312,869	312,025	311,786	312,108	306,174	227,898	227,764
Dividends paid	$6,252	$18,740	$18,695	$18,672	$18,654	$18,419	$13,657	$13,640
Net cash flow provided by operating activities	$48,675	$96,068	$78,575	$107,021	$78,679	$37,678	$25,293	$54,163
Cash flow provided by operating activities before changes in working capital	$37,039	$99,446	$132,851	$74,669	$125,987	$115,951	$69,319	$96,786
Cash and cash equivalents	$182,072	$190,636	$175,397	$163,368	$142,426	$151,707	$90,790	$108,667
Total assets (000'S)	$3,127.5	$3,129.2	$3,092.9	$3,071.3	$3,033.2	$2,981.7	$2,005.9	$2,002.5
Total non-current liabilities	$315,979	$316,510	$340,202	$348,663	$276,180	$269,984	$194,679	$187,550
Total cash costs net of by-product credits silver(5)(6)	$—	$6.73	$5.72	$6.48	$6.50	$6.07	$4.51	$2.23
Total cash costs net of by-product credits gold(5)	$747	$601	$574	$594	$625	$647	$638	$541
All-in sustaining costs per ounce net of by-product credits silver(5)(6)	$—	$10.01	$8.11	$9.76	$8.68	$8.16	$5.97	$4.85
All-in sustaining costs per ounce net of by-product credits gold(5)(7)(8)	$1,088	$925	$860	$945	$974	$973	$825	$774

11

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

(1)
Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre-operating revenues and are credited against construction capital through April 30, 2016. Included in the 98.1 thousand gold ounces sold during Q2 2016, are 22.1 thousand gold ounces at Shahuindo which include one month of pre-commercial production ounces produced and sold (5.3 thousand ounces of gold in doré sold in the month of April 2016).

(2) Comparative Q1 2016 and prior quarter numbers exclude operational and financial information from the Timmins mines.

(3)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.
(4) Earnings of $0.3 million for Q4 2016 were negatively impacted by the change in enacted tax rates in Peru, resulting in a charge of approximately $19.3 million to deferred income tax expense. Refer to the Company’s adjusted earnings described and calculated in the “Non-GAAP Financial Measures” section of this MD&A.

(5)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(6)	Q4 2015 includes the impact of a $16.2 million reversal of the royalty accrued for the increased 10% royalty regime (accrued earlier in 2015) resulting in a positive impact of $2.94 per ounce.

(7)
All-in sustaining costs net of by-product credits per gold ounce produced for Q1 2016, Q2 2016 and Q3 2016 exclude the impact of $0.7 million, $10.3 million and $0.1 million, respectively, in transaction costs related to the acquisition of Lake Shore Gold.

(8)
All-in sustaining costs net of by-product credits per gold ounce produced for Q2 2015, Q3 2015 and Q4 2015 exclude the impact of $5.7 million, $0.2 million, and $1.3 million, respectively, in transaction costs related to the acquisition of Rio Alto.

(9)	Numbers may not calculate due to rounding.

REVIEW OF QUARTERLY CONSOLIDATED FINANCIAL RESULTS

Variances in results by quarter reflect overall corporate activity and factors that do not necessarily recur each quarter, including operating results, timing of concentrate and doré sales, fluctuations in the amount of finished goods, construction costs, stock based compensation, royalty payments, interest income on fluctuating cash balances, foreign exchange gains (losses), changes in enacted income tax rates and exploration drill programs.

Q3 2017 vs. Q3 2016

Q3 2017 results reflect the impact of the suspension of the Escobal mining license and operations early in Q3 2017. All costs incurred following the suspension of operations have been in included in the care and maintenance line within production costs; no material revenues for Escobal have been recorded for Q3 2017. The Company incurred a loss of $(8.4) million for Q3 2017 compared to earnings of $63.0 million for Q3 2016.

Revenues

During Q3 2017, the Company generated no material revenues from concentrate sales due to the suspension of operations at the Escobal mine. During Q3 2016; the Company sold 4.8 million silver ounces in concentrate at an average realized price of $20.64, 1.8 thousand gold ounces in concentrate at a realized price of $1,374 and 2.4 thousand tonnes of lead and 3.5 thousand tonnes of zinc in concentrate at realized prices of $1,779 and $2,237 per tonne, respectively.

During Q3 2017, the Company sold 116.2 thousand ounces of gold in doré, at an average realized price of $1,266 per ounce compared to 107.0 thousand ounces of gold in doré (which included 5.3 thousand pre-commercial production ounces from Shahuindo) at an average realized price of $1,321 per ounce during Q3 2016. Q3 2017 ounces of gold in doré sold included 42.7 thousand ounces from the Timmins mines, 53.7 thousand ounces from La Arena and 20.0 thousand ounces from Shahuindo.

Total revenues decreased by approximately $79.5 million or 34% from $234.7 million to $155.2 million, net of treatment and refining charges during Q3 2017 when compared to Q3 2016. This change was the result of approximately 4.8 million fewer ounces of silver in concentrate sold during the quarter as a result of the suspension of mining operations at Escobal.

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties, Escobal care and maintenance costs and depreciation and depletion, form a component of total operating costs and amounted to $89.2 million for Q3 2017 compared to $90.3 million during Q3 2016. This change represented the impact of no production costs at Escobal for the period offset by increased production costs at Shahuindo due to the ramp up of the mine.

12

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Royalties

During Q3 2017, royalty expense was $1.5 million, comprised of $0.3 million in Guatemala and $1.2 million in Canada compared to $4.9 million in Q3 2016. This decrease reflected the impact of reduced silver sales in concentrate of approximately 4.8 million ounces compared to Q3 2016. As of July 5, 2017, the Guatemalan voluntary royalty agreements were terminated pursuant to the terms of the contract when the Guatemalan Supreme Court provisionally suspended the Escobal mining license.

Escobal care and maintenance

Escobal care and maintenance costs, comprised of the cost of maintaining the Escobal mine during the temporary shut down and include environmental costs, salaries and legal fees form a component of total operating costs and amounted to $13.8 million for Q3 2017 and Q3 YTD 2017. There were no such costs in the comparative periods.

Depreciation and depletion

During Q3 2017, depreciation and depletion amounted to $31.9 million compared to $27.9 million in Q3 2016. This increase of $4.0 million was primarily due to steady state production from the Shahuindo mine and increased depreciation at the Timmins mines, partially offset by reduced depletion and depreciation from Escobal.

Other operating expenses

Exploration expenses

Exploration expenses were $4.5 million for Q3 2017 compared to $4.7 million in Q3 2016. This $0.2 million decrease is the result of curtailing exploration spending on exploration projects due to the suspension of mining operations at Escobal.

General and administrative expenses

General and administrative expenses were $11.7 million for Q3 2017 compared to $7.5 million for Q3 2016. The $4.2 million increase related primarily to an increase in salaries and benefits and consulting and professional fees.

Other expense

Net foreign exchange loss

A foreign exchange loss of $1.2 million was recognized during Q3 2017, compared to a loss of $3.3 million recognized during Q3 2016. The $2.1 million change was the result of the appreciation and depreciation of foreign currencies against the USD including $2.6 million related to the Canadian dollar, $(0.6) million related to the Guatemalan Quetzal and $(4.1) million related to the Peruvian Nuevo Sol. The Company remains unhedged with respect to foreign currency. Refer to the “Cash flow, liquidity, capital resources and other information - Liquidity, capital resources and financial risk management - Financial risk management” section of this MD&A.

Tax expense

Income tax expense for Q3 2017 was $8.9 million. Income tax expense for Q3 2016 was $31.9 million. The primary reason for the decrease in income tax expense was the decrease in earnings related to the suspension of mining operations at the Escobal mine.

13

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED SEGMENTED OPERATIONAL RESULTS

Q3 2017 AND Q3 2016

Selected quarterly segmented operational information from continuing operations for Q3 2017 and Q3 2016 was as follows:

	Q3 2017/Q3 2016
	Escobal	La Arena	Shahuindo(2)	Timmins mines(3)	Total
Revenues	$6,831	$68,134	$25,760	$54,476	$155,201
	$103,461	$63,951	$9,550	$57,759	$234,721
Silver produced (000’s ozs)	—	10	27	5	42
	4,976	7	11	5	4,999
Gold produced (000’s ozs)	—	48	19	42	109
	2	49	10	38	98
Silver sold (000’s ozs)	213	9	20	5	247
	4,781	6	13	—	4,800
Gold sold (ozs)	—	54	20	43	116
	2	57	7	43	109
Average realized price (per oz)
Silver	$18.12	$—	$—	$—	$18.12
	$20.64	$—	$—	$—	$20.64
Gold	$977	$1,257	$1,271	$1,275	$1,266
	$1,374	$1,312	$1,330	$1,256	$1,321
Costs per ounce produced(1)
Total cash costs net of by-product credits silver	$—	$—	$—	$—	$—
	$6.50	$—	$—	$—	$6.50
Total cash costs net of by-product credits gold	$—	$794	$774	$681	$747
	$—	$593	$742	$635	$625
All-in sustaining costs net of by-product credits silver	$—	$—	$—	$—	$—
	$8.68	$—	$—	$—	$8.68
All-in sustaining costs net of by-product credits gold	$—	$1,038	$1,328	$1,034	$1,088
	$—	$864	$990	$1,112	$974

(1)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(2)
Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre-operating revenues and are credited against construction capital through April 30, 2016. The 16,945 gold ounces produced in doré and 22,093 gold ounces sold at Shahuindo for Q2 2016 as presented include one month of pre-commercial production ounces produced and sold (5,816 gold ounces in doré produced and 5,252 ounces of gold in doré sold in the month of April 2016).

(3)	Table has been updated to reflect current period presentation.

(4)	Numbers may not calculate due to rounding.

14

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Q3 YTD 2017 AND Q3 YTD 2016

Selected quarterly segmented operational information from continuing operations for Q3 YTD 2017 and Q3 YTD 2016 was as follows:

	Q3 YTD 2017/Q3 YTD 2016
	Escobal	La Arena	Shahuindo(3)	Timmins mines(4)	Total
Revenues	$193,354	$183,909	$71,010	$167,550	$615,823
	$285,286	$181,842	$31,090	$96,887	$595,105
Silver produced (000’s ozs)	9,692	25	92	16	9,825
	16,387	18	34	15	16,454
Gold produced (000’s ozs)	4	148	60	127	340
	8	146	35	76	265
Silver sold (000’s ozs)	10,229	22	78	16	10,345
	14,528	15	30	—	14,573
Gold sold (ozs)	3	148	56	135	342
	6	146	32	75	257
Average realized price (per oz)
Silver	$17.71	$—	$—	$—	$17.71
	$18.54	$—	$—	$—	$18.54
Gold	$1,294	$1,233	$1,246	$1,243	$1,239
	$1,366	$1,240	$1,271	$1,297	$1,264
Costs per ounce produced(1)
Total cash costs net of by-product credits silver	$6.15	$—	$—	$—	$6.15
	$5.66	$—	$—	$—	$5.66
Total cash costs net of by-product credits gold	$—	$624	$647	$653	$639
	$—	$626	$638	$640	$632
All-in sustaining costs net of by-product credits silver	$8.91	$—	$—	$—	$8.91
	$7.55	$—	$—	$—	$7.55
All-in sustaining costs net of by-product credits gold	$—	$831	$1,066	$1,046	$954
	$—	$859	$1,258	$1,131	$979

(1)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(2)	Comparative Q3 YTD 2016 numbers exclude operational and financial information from the Timmins mines prior to April 1, 2016, the date of acquisition of Lake Shore Gold.

(3)
Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre-operating revenues and are credited against construction capital through April 30, 2016. The 35 thousand gold ounces produced in doré and 32 thousand gold ounces sold at Shahuindo for Q3 YTD 2016 as presented include four months of pre-commercial production ounces produced and sold (13.4 thousand gold ounces produced in doré and 7.6 thousand ounces of gold sold in doré for the period of January through April 2016).

(4)	Table has been updated to reflect current period presentation.

(5)	Numbers may not calculate due to rounding.

15

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

MINE OPERATIONS
Escobal mine

	Q3 2017	Q3 2016	Q3 YTD 2017	Q3 YTD 2016
Tonnes Milled (000’s)	—	411	688	1,199
Average Tonnes Milled (tpd)	—	4,472	2,519	4,375
Average Metal Grades
Silver (g/t)	—	444	507	491
Gold (g/t)	—	0.31	0.33	0.36
Lead	—%	0.57%	0.71%	0.71%
Zinc	—%	0.96%	1.16%	1.20%
Average Metal Recovery(1)
Silver	—%	85%	86%	87%
Gold	—%	57%	60%	60%
Lead	—%	86%	86%	87%
Zinc	—%	76%	76%	78%
Recovered Metal(2)
Silver Ounces (000’s)	—	4,976	9,692	16,387
Gold Ounces(000’s)	—	2.3	4.3	8.3
Lead Tonnes (000’s)	—	2.0	4.2	7.5
Zinc Tonnes (000’s)	—	3.0	6.1	11.2
Costs Per Ounce Silver Produced(3)
Total cash costs per ounce before by-product credits	$—	$9.18	$9.22	$8.15
Total cash costs per ounce net of by-product credits	$—	$6.50	$6.15	$5.66
All-in sustaining costs per ounce net of by-product credits	$—	$8.68	$8.91	$7.55
Capital Expenditures	$1,685	$6,601	$22,729	$19,189
Sustaining Capital	$1,685	$6,601	$22,729	$19,189
Non-Sustaining Capital	$—	$—	$—	$—

(1)	Percent silver and gold recovered into lead and zinc concentrates; percent lead recovered into lead concentrate; percent zinc recovered into zinc concentrate.

(2)	Silver and gold contained in lead and zinc concentrates; lead contained in lead concentrate; zinc contained in zinc concentrate.

(3)
Non-GAAP financial measures are described in the "Non-GAAP financial measures" section of this MD&A and include a reconciliation to total operating costs from the Company's interim financial statements.

(4)	Numbers may not calculate due to rounding.
Property overview
The Escobal mine is located in the Department of Santa Rosa of southeast Guatemala, about 40 km east-southeast of Guatemala City. Operations are temporarily suspended while the Constitutional Court reviews the September 10, 2017 ruling of the Supreme Court, while the roadlock at Casillas prevents access of supplies in and concentrate out of the mine and until the Company's expired export credential is renewed and reissued. During normal operations, underground longhole stoping methods are utilized to mine the intermediate sulfidation silver-gold-lead-zinc mineralization at a rate of approximately 4500 tpd. Processing by differential flotation produces precious metal rich lead concentrates and zinc concentrates for sale to international smelters.
Proven and Probable Mineral Reserves at the Escobal mine as of January 1, 2017 totaled 23.7 million tonnes at an average silver grade of 351 grams per tonne (“g/t”) containing 267.5 million ounces of silver, with significant quantities of gold and base metals.

16

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Financial and cost per ounce overview
Q3 2017 concentrate sales generated $6.8 million in revenues at mine operating costs of $22.0 million, including care and maintenance, resulting in a mine operating loss of $(15.1) million. Concentrate sales for Q3 2016 generated $103.5 million in revenues at operating costs of $47.7 million resulting in mine operating earnings of $55.8 million. Results for the period reflect the impact of the suspension of mining operations for substantially all of the quarter. All costs incurred from the date that mining operations were suspended have been in included in the care and maintenance line within production costs, and no material revenues for Escobal have been recorded since the beginning of the third quarter.

Q3 YTD 2017 concentrate sales generated $193.4 million in revenues at mine operating costs of $117.8 million resulting in mine operating earnings of $75.5 million. Concentrate sales for Q3 YTD 2016 generated $285.3 million in revenues at operating costs of $148.0 million resulting in mine operating earnings of $137.3 million.

Due to the suspension of mining operations, total cash costs net of by-product credits for Q3 2017 were nil compared to $6.50 per ounce for Q3 2016. All-in sustaining costs for Q3 2017 were nil per ounce compared to $8.68 per ounce in Q3 2016.

Total cash costs net of by-product credits for Q3 YTD 2017 were $6.15 per ounce compared to $5.66 per ounce for Q3 YTD 2016, an increase of $0.49 per ounce or 9%. All-in sustaining costs for Q3 YTD 2017 were $8.91 per ounce compared to $7.55 per ounce in Q3 YTD 2016, an increase of $1.36 per ounce, or 18%. The increase in total cash costs and all-in sustaining costs was primarily the result of a reduction in silver ounces produced of approximately 6.7 million ounces. All-in sustaining costs were also impacted by an $8.3 million increase in sustaining capital.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.
Underground development and production
Due to the blockade in Casillas, ongoing disputes on the suspension of the mining license, the failure by MEM to reissue the annual export credential prior to its expiration, and limited fuel and cement supplies, the Escobal Mine remained on standby in the third quarter. There was no ore production, development, rehabilitation, paste fill or shotcreting operations during this time. Activities in the mine operations department focused on care and maintenance and planning for future operational logistics and efficiencies. Escobal has maintained the readiness of the equipment fleet for the orderly restart of operations.
Mill performance
No ore was milled during the Q3 2017. Mill crews continue with maintenance work, including a liner change in the vertical regrind mills, and cleaning, inspections and pump maintenance.

There are approximately nine thousand tonnes of crushed ore held in the fine ore bin and approximately 60 thousand tonnes in the surface ore stockpile available to expedite the restart of the mill.
Capital projects
The construction of dewatering wells on the 1190 level, currently the lowest production level in the mine, was placed on hold during the quarter. Dewatering of the existing mine workings continued throughout the quarter as part of care and maintenance and adherence to environmental commitments and standards during the temporary shutdown.

17

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

La Arena mine

	Q3 2017	Q3 2016	Q3 YTD 2017	Q3 YTD 2016
Tonnes Ore Mined (000’s)	3,078	3,811	9,678	11,405
Strip Ratio	2.0	2.2	2.0	2.2
Tonnes Placed on Pads(1) (000’s)	3,145	3,448	9,757	10,851
Average Gold Grade(g/t)	0.48	0.53	0.49	0.50
Gold Ounces Placed on Pads (000’s)	48	59	154	173
Gold Ounces Recovered (000’s)	48	49	148	146
Costs Per Ounce Gold Produced(2)(4)
Total cash costs per ounce before by-product credits	$797	$594	$683	$627
Total cash costs per ounce net of by-product credits	$794	$593	$681	$626
All-in sustaining costs per ounce net of by-product credits	$1,038	$864	$831	$859
Capital Expenditures(3)	$7,687	$9,456	$20,005	$22,547
Sustaining Capital	$7,687	$9,456	$20,006	$22,547
Non-Sustaining Capital	$—	$—	$—	$—

(1)	Tonnes placed on pads include tonnes of ore mined and tonnes from stockpile.

(2)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(3)	Capital expenditures exclude non-sustaining capital related to La Arena Phase II.

(4)
Total cash costs for Q3 2017 included a $9.0 million non-recurring pre-tax expense at La Arena as a result of completing negotiations to fulfill a historical commitment that impacted total cash costs by $189/oz for the Q3 2017 and $60/oz for Q3 YTD 2017.

(5) Numbers may not calculate due to rounding.
Property overview
The La Arena gold mine is located in the Huamachuco District of northern Peru, 480 km north-northwest of Lima. Operations are currently exploiting high sulfidation epithermal oxide gold mineralization hosted in brecciated sandstone within the Chimu Formation by open pit methods using conventional drill/blast, load and haul methods. Ore is truck-dumped onto leach pads with no crushing or agglomeration required prior to leaching. Metal recovery is by carbon-in-column absorption-desorption-refining processes which produce a gold-rich doré for sale to international bullion banks and traders.
Proven and Probable oxide Mineral Reserves at the La Arena mine as of January 1, 2017 totaled 54.1 million tonnes at an average gold grade of 0.41 g/t containing 715 thousand ounces of gold.
The La Arena Phase II Project (“La Arena Phase II”), a distinct copper-gold porphyry deposit is located immediately adjacent to the La Arena oxide deposit. The previously planned National Instrument 43-101 (“NI 43-101”) Preliminary Economic Assessment (“PEA”) study has been discontinued pending the restart of mining operations in Guatemala.
Financial and cost per ounce overview
Q3 2017 gold sales generated $68.1 million in revenues at mine operating costs of $51.1 million resulting in mine operating earnings of $17.1 million. Q3 2016 gold sales generated $64.0 million in revenues at mine operating costs of $32.7 million resulting in mine operating earnings of $31.2 million.

Q3 YTD 2017 gold sales generated $183.9 million in revenues at mine operating costs of $116.4 million resulting in mine operating earnings of $67.5 million. Q3 YTD 2016 gold sales generated $181.8 million in revenues at mine operating costs of $106.9 million resulting in mine operating earnings of $74.9 million.

18

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Total cash costs net of by-product credits for Q3 2017 were $794 per ounce compared to $593 per ounce for Q3 2016, an increase of $201 per ounce, or 34%. This increase was primarily due to a non-recurring pre-tax expense in the third quarter of $9.0 million as a result of completing negotiations to fulfill a historical commitment made to the community. All-in sustaining costs for Q3 2017 were $1,038 per ounce compared to $864 per ounce for Q3 2016, an increase of $174 per ounce, or 20%.

Total cash costs net of by-product credits for Q3 YTD 2017 were $624 per ounce compared to $626 per ounce for Q3 YTD 2016. All-in sustaining costs for Q3 YTD 2017 were $831 per ounce compared to $859 per ounce for Q3 YTD 2016, a decrease of $28 per ounce, or 3%. Q1 2017 changes to production reporting to include in-carbon gold inventory as well as gold poured in doré resulted in a one-time impact to production of 6.6 thousand ounces of in-carbon inventory and decreased total cash costs net of by-product credits and all-in sustaining costs by $30 and $39 per ounce, respectively.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.
Pit development and production
Production from the Calaorco pit totaled 3.1 million and 9.7 million tonnes of ore at an average strip ratio of 2.0 and 2.0 during Q3 2017 and Q3 YTD 2017, respectively. A total of 3.1 million and 9.8 million tonnes at average gold grades of 0.48 g/t and 0.49 g/t containing 48.4 thousand and 153.9 thousand gold ounces were placed on the leach pads during Q3 2017 and Q3 YTD 2017, respectively.

Mining operations continue to be focused in the Phase 4, Phase 5 and Phase 6 areas of the Calaorco pit. Ore is currently being produced from Phase 4 and Phase 5, with Phase 6 under development.
Absorption, desorption and refining process plant
The absorption, desorption and refining process plant performed well with an average of 12 hectares under irrigation throughout Q3 2017. The La Arena plant recovered 47.6 thousand and 148.4 thousand ounces of gold during Q3 2017 and Q3 YTD 2017. Gold recovery continued to be approximately 86%.

Shahuindo mine

	Q3 2017	Q3 2016	Q3 YTD 2017	Q3 YTD 2016
Tonnes Ore Mined (000’s)	1,782	1,503	4,657	4,010
Strip Ratio	1.0	0.6	1.0	0.6
Tonnes Placed on Pads(1) (000’s)	1,470	737	3,786	2,432
Average Gold Grade(g/t)	0.61	0.80	0.63	0.86
Gold Ounces Placed on Pads (000’s)	29	19	76	68
Gold Ounces Recovered (000’s)	19	10	60	35
Costs Per Ounce Gold Produced(2)
Total cash costs per ounce before by-product credits	$792	$762	$669	$659
Total cash costs per ounce net of by-product credits	$774	$742	$647	$638
All-in sustaining costs per ounce net of by-product credits	$1,328	$990	$1,066	$1,258
Capital Expenditures(3)	$19,314	$19,355	$44,345	$52,397
Sustaining Capital	$7,622	$2,050	$14,834	$8,649
Non-Sustaining Capital	$11,692	$17,305	$29,511	$43,748

19

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

(1)	Tonnes placed on pads include tonnes of ore mined and tonnes from stockpile.

(2)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(3)	Commercial production at Shahuindo was declared on May 1, 2016. The figures presented for Q3 YTD 2016 include pre-commercial production which reduced the capital expenditures.

(4)	Numbers may not calculate due to rounding.

Property overview
The Shahuindo mine is located in the province of Cajabamba in northern Peru, approximately 510 km north-northwest of Lima and 30 km north of the Company’s La Arena mine. Operations are exploiting an intermediate-sulfidation sediment-hosted epithermal gold deposit by open pit methods using conventional drill/blast, load and haul methods. Ore is currently truck-dumped onto leach pads with plans to implement crushing and agglomeration of the ore prior to leaching in the fourth quarter of 2017. Metal recovery is by carbon-in-column absorption-desorption-refining processes which produce a gold-rich doré for sale to international bullion banks and traders. The mine is currently operating at a rate of 10,000 tpd and scheduled to increase to 36,000 tpd by the end of 2018 (see also “Future Developments – 2017 guidance” section in this MD&A and “Capital Projects” below). The Company declared commercial production at Shahuindo in May 2016.
Proven and Probable oxide Mineral Reserves at the Shahuindo mine as of January 1, 2017 totaled 110.3 million tonnes at an average gold grade of 0.52 g/t containing 1.9 million ounces of gold.
Financial and cost per ounce overview
Q3 2017 gold sales generated $25.8 million in revenues at mine operating costs of $19.6 million resulting in mine operating earnings of $6.2 million. Q3 YTD 2017 gold sales generated $71.0 million in revenues at mine operating costs of $54.7 million resulting in mine operating earnings of $16.4 million. Gold sales generated $9.6 million in revenues at mine operating costs of $8.1 million resulting in mine operating earnings of $1.5 million for Q3 2016. Q3 YTD 2016 gold sales generated $31.1 million in revenues at mine operating costs of $16.2 million resulting in mine operating earnings of $14.9 million.

Total cash costs net of by-product credits and all-in sustaining costs net of by-product credits for Q3 2017 were $774 and $1,328 per ounce, respectively compared to $742 and $990 for Q3 2016, respectively. The increase in total cash costs net of by-product credits was the result of the ramp up in production levels compared to the Q3 2016 period during which the leach pad inventory was growing. All-in sustaining costs per ounce were higher as a result of an increase in capital spending.

Total cash costs net of by-product credits and all-in sustaining costs net of by-product credits for Q3 YTD 2017 were $647 and $1,066 per ounce, respectively compared to $638 and $1,258 for Q3 YTD 2016, respectively. The increase in total cash costs net of by-product credits was the result of the ramp up in production levels compared to the prior year during which the leach pad inventory was initially recognized. All-in sustaining costs per ounce decreased primarily as a result of a full nine months of operations resulting in increased gold production period on period. Changes to production reporting in Q1 2017 to include in-carbon gold inventory as well as gold poured in doré resulted in a one-time impact to production from the initial recognition of 2.4 thousand ounces of in-carbon gold inventory and decreased total cash costs net of by-product credits and all-in sustaining costs by $27 and $44 per ounce, respectively. Total cash costs net of by-product credits for Q3 2017 are higher than Q3 YTD 2017 due to grade variance and timing of community costs in the quarter.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.
Pit development and production
Production from the Shahuindo pit totaled 1.8 million and 4.7 million tonnes of ore at an average strip ratio of 0.98 and 1.0 during Q3 2017 and Q3 YTD 2017, respectively. A total of 1.5 million and 3.8 million tonnes at average gold grades of 0.61 g/t and 0.63 g/t containing 28.6 thousand and 76.2 thousand gold ounces were placed on the leach pads during Q3 2017and Q3 YTD 2017, respectively.
Absorption, desorption and refining process plant
The Shahuindo plant recovered 19.4 thousand and 60.4 thousand ounces of gold during Q3 2017 and Q3 YTD 2017, respectively. Primary leaching is focused on Pad 2A which resulted in faster than expected leach cycles attributable to optimized coarse/fine ore blending. The average area under leach was approximately 8 hectares during Q3 2017. Overall gold recovery increased from 58% in January to 64% at the end of Q3 2017, in line with the ramp up to an ultimate recovery of 67% for run-of-mine material.

20

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Capital projects
Construction of leach Pad 2B began in the Q3 2017 as planned. Pad 2B is scheduled to be placed into production in Q3 2018.

Permits for the operation of the first phase of the south waste rock dump were received in the third quarter and the waste rock dump is currently in use. The south waste rock dump has sufficient capacity to accommodate waste rock mined from the Shahuindo pit through the end of 2018.

Dry commissioning of the 12,000 tpd crushing and agglomeration circuit was initiated late in Q3 as scheduled.  A portion of the final purchase orders for the additional 24,000 tpd circuit have been deferred to Q4 2017 due to modifications to the final engineering design. The Company does not expect this to have a material impact on the commissioning of the full 36,000 tpd plant anticipated in mid-2018.

Water is a critical element for the success of the Shahuindo expansion to 36,000 tpd.  Drilling in the quarter confirmed the continuity of significant water-bearing strata within the Company’s land holdings identified by exploratory drilling conducted in Q2.  Construction of a new production well began in Q3 and is in the final stage of casing in preparation for pump installation.  The Company expects the new production well to be commissioned in early Q4.  Exploratory drilling for additional water supplies continued throughout the quarter with good success.

Of the $80 million guidance for the crushing and agglomeration circuit, approximately $43.5 million has been spent through September 30, 2017 ($12.7 million spent in Q3 2017 and $31.1 million spent in Q3 YTD 2017). Of the remaining amount, the Company has $6.8 million in commitments with the balance expected to be spent in Q4 2017 to complete the 12,000 tpd circuit and $29.7 million to complete the expansion to full 36,000 tpd circuit capacity. Capital expenditures are expected to be higher through Q4 2017 based on the timing of permits received, minor delays due to the heavy rains during Q1 2017 and the timing of scheduled construction activities associated with process plant and leach pads.

Timmins mines

	Q3 2017	Q3 2016	Q3 YTD 2017	Q3 YTD 2016
Tonnes Ore Mined (000’s)	341	306	1,023	607
Tonnes Ore Milled (000’s)	338	303	1,011	603
Average Tonnes Milled (tpd)	3,679	3,289	3,704	3,293
Average Gold Grade(g/t)	3.98	3.99	4.05	4.08
Average Gold Recovery	96%	97%	96%	96%
Gold Ounces Recovered (000’s)	42	37	127	76
Costs Per Ounce Gold Produced(1)
Total cash costs per ounce before by-product credits	$683	$638	$655	$642
Total cash costs per ounce net of by-product credits	$681	$635	$653	$640
All-in sustaining costs per ounce net of by-product credits	$1,034	$1,112	$1,046	$1,131
Capital Expenditures	$25,047	$21,013	$80,814	$56,767
Sustaining Capital	$9,824	$14,944	$36,260	$32,199
Non-Sustaining Capital	$15,223	$6,069	$44,554	$24,568

(1)
Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(2)	Results prior to the acquisition date of April 1, 2016 are excluded.

(3)	Numbers may not calculate due to rounding.

21

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Property overview
Timmins mines consist of two mining operations: Bell Creek and Timmins West, both of which feed the Bell Creek Mill.
Bell Creek
The Bell Creek mine is located in Hoyle Township, Ontario, Canada, approximately 20 km northeast of the town of Timmins. Operations are exploiting steeply-dipping shear-hosted sulfide gold mineralization by underground longhole mining methods at a rate of approximately 900 tpd. Ore is processed at the Bell Creek mill.
Proven and Probable Mineral Reserves at the Bell Creek mine as of January 1, 2017 totaled 1.8 million tonnes at an average gold grade of 4.4 g/t containing 245 thousand ounces of gold.
Timmins West
The Timmins West mine property is located in Bristol, Thorneloe and Carscallen Townships, Ontario, Canada, approximately 19 km west of the town of Timmins. The Timmins West mine is comprised of the Timmins deposit, Thunder Creek deposit, and the 144 Gap deposit. Operations are exploiting zones of steeply-dipping sulfide gold mineralization occurring within or along favorable lithostructural occurrences associated with regional shear zones at a rate of approximately 2600 tpd by longhole stoping methods. Ore is trucked to the Bell Creek mill for processing.
Proven and Probable Mineral Reserves at the Timmins West mine as of May 15, 2017 totaled 7.2 million tonnes at an average gold grade of 3.2 g/t containing 738 thousand ounces of gold.
Bell Creek Mill
The Bell Creek mill processes ore from both the Timmins West mine and the Bell Creek mine. Ore is processed by single-stage crushing and single stage grinding, with a portion of the gold recovered by gravity methods, followed by pre-oxidation and cyanidation with carbon-in-leach and carbon-in-pulp recovery.
Financial and cost per ounce overview
Q3 2017 gold sales generated $54.5 million in revenues at mine operating costs of $43.8 million resulting in mine operating earnings of $10.6 million. Q3 YTD 2017 gold sales generated $167.6 million in revenues at mine operating costs of $129.7 million resulting in mine operating earnings of $37.8 million. Gold sales generated $57.8 million in revenues at mine operating costs of $34.6 million resulting in mine operating earnings of $23.2 million during Q3 2016 while Q3 YTD 2016 gold sales generated $96.9 million in revenues at mine operating costs of $67.7 million resulting in mine operating earnings of $29.2 million.

Total cash costs net of by-product credits for Q3 2017 were $681 per ounce compared to $635 per ounce for Q3 2016. All-in sustaining costs for Q3 2017 were $1,034 per ounce compared to $1,112 per ounce during Q3 2016.

Total cash costs net of by-product credits for Q3 YTD 2017 were $653 per ounce compared to $640 per ounce for Q3 YTD 2016. All-in sustaining costs for the Q3 YTD 2017 were $1,046 per ounce compared to $1,131 per ounce during Q3 YTD 2016,

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.
Underground development and production
Bell Creek
Underground ramp and sublevel development continues to advance in support of the life-of-mine production schedule, with approximately 2,850 metres and 8,200 metres of development completed in Q3 2017 and Q3 YTD 2017, respectively. Infill and definition drilling at the Bell Creek mine totaled 11,100 metres and 38,800 metres in Q3 2017 and Q3 YTD 2017, respectively.

22

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The Bell Creek mine delivered 92 thousand and 247 thousand tonnes of ore to surface, mined from longitudinal longhole stopes on multiple production sublevels during Q3 2017 and Q3 YTD 2017, respectively.
Timmins West
Underground ramp and sublevel development continues to advance in support of the life-of-mine production schedule, with approximately 2,700 metres and 8,250 metres of development completed in Q3 2017 and Q3 YTD 2017. Progress continued to be made on the infrastructure development at 144 Gap which included ramp, raise and lateral development to access the resource. Underground infill and definition drilling completed at the Timmins West mine in Q3 2017 and Q3 YTD 2017 to improve resource/reserve definition totaled 23,800 metres and 92,200 metres, respectively.
The Timmins West mine delivered approximately 0.2 million and 0.8 million tonnes of ore to surface, mined from longitudinal and transverse longhole stopes on multiple production sublevels from the Timmins West, Thunder Creek and 144 Gap deposits during Q3 2017 and Q3 YTD 2017, respectively.
Mill processing
Mill operations averaged 3,679 tpd and 3,704 tpd in Q3 2017 and Q3 YTD 2017, respectively. The mill processed a total of 0.3 million and 1.0 million tonnes with an average gold feed grade of 3.98 g/t and 4.05 g/t recovering 41.7 thousand and 127.0 thousand gold ounces in Q3 2017 and Q3 YTD 2017, respectively. Process recovery for Q3 2017 and Q3 YTD 2017 averaged 96.3% and 96.5%, respectively.

Construction of the Phase 5 tailings facility expansion at the Bell Creek Mill continued in Q3 2017 and is expected to be completed and ready for operation in accordance with the life of mine plan.
Capital projects
The Bell Creek Shaft Project continued on schedule during Q3 2017. Excavation of the third pilot raise started in Q3 from the 1040 level. The enlargement of the second pilot raise had reached 682m depth by the end of the period. The underground sinking hoist was commissioned and the installation of the new steel sets was completed approximately 450 metres below surface. Surface construction continued in Q3 with the completion of the new administration and security complex. The new hoist foundations were completed and tenders for the installation of the hoistroom and headframe were received.

Of the $80 million guidance for the Bell Creek Shaft Project, approximately $43.5 million has been spent to September 30, 2017 ($11.9 million spent in Q3 2017 and $33.1 million spent Q3 YTD 2017). Of the remaining amount, the Company has $6.2 million in commitments with the balance expected to be spent in the fourth quarter of 2017 and early 2018. The project remains on schedule and within guidance.

PROJECTS
La Arena Phase II
La Arena Phase II is a large-tonnage copper-gold porphyry deposit located in close proximity to the currently producing oxide gold deposit at the La Arena mine in Peru.
Pending the restart of mining operations in Guatemala, the Company has discontinued work on a La Arena Phase II preliminary economic assessment ("PEA").
Fenn-Gib
The Fenn-Gib deposit is an advanced stage exploration project located 80 km east of Timmins. A 2011 Mineral Resource estimate contained 1.3 million ounces of gold (40.8 million tonnes at 0.99 g/t Au) in the Indicated category and 0.75 million ounces of gold (24.5 million tonnes at 0.95 g/t Au) in the Inferred category.
A total of 37,666 metres of drilling has been completed at Fenn-Gibb in 2017, including 1,821 and 5,653 metres completed in Q3 and Q3 YTD, respectively, to evaluate mineralization extensions up to 500 metres east and west along strike of the current resource. Review of new lithology, mineralization and block models commenced, metallurgical test work is in process and socio-economic and environmental factors continue to be monitored.
Due to the ongoing suspension of mining operations in Guatemala, the Company curtailed much of the work at Fenn-Gibb that was previously planned.

23

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

EXPLORATION
Guatemala
No exploration drilling was conducted at Escobal during the third quarter. Underground exploration drilling is planned to resume once mine operations re-commence. Guatemala exploration expenditures totaled $0.1 million and $0.6 million during Q3 2017 and Q3 YTD 2017, respectively. (Q3 2016 and Q3 YTD 2016: $0.3 million and $0.6 million, respectively).
Peru
Exploration at Shahuindo focused on step-out drilling, definition of margins of the current resource and identification of new zones outside of the current planned pit. A total of 20 holes for 3,075 metres were completed during Q3 2017 in the San Jose and La Chilca zones on the extreme northwest margin of the Shahuindo resource. Drilling in both areas added definition and generally corroborated prior modeling. Drilling in these areas YTD totaled 72 holes for 10,408 metres.
Reconnaissance prospecting and sampling continued in areas north and northwest of Shahuindo to enhance recently identified early-stage district targets. Trenching in the Tabacos, Alisos and Azules zones (1.2 to 1.5 km north of Shahuindo) exposed wide zones of mineralization within oxidized sandstone host rocks. This area has received little to no prior drilling and offers the potential to expand the Shahuindo resource. Permits have been received and drilling at these exploration targets is planned in Q4 2017.
Peru exploration expenditures totaled $1.5 million and $5.5million for Q3 2017 and Q3 YTD 2017, respectively (Q3 2016 and Q3 YTD 2016 expenditures of $1.9 million and $3.7 million, respectively).
Canada
In Canada a total of 21,890 metres (57,516 metres YTD) of exploration drilling was completed throughout the region during Q3 2017. This exploration is part of the Company’s long-term strategy to grow gold mineral reserves and/or mineral resources. Exploration expense in Canada amounted to $2.8 million and $8.2 million, respectively, for Q3 2017 and Q3 YTD 2017. (Q3 2016 and Q3 YTD 2016: $2.5 million and $3.2 million, respectively).
Timmins West Complex
Drilling at the Timmins West Complex focused on extensional drilling at the Timmins Mine and Thunder Creek Deposits and exploration on targets along the Gold River and southern 144 Trends.
Drilling at the Timmins Mine continued to define the down-plunge extension of the Timmins Deposit Fold Nose at least 150 metres below the prior resource limit. In Q3 2017 a total of 2,125 metres (5,360 metres YTD) were completed to further test this extensional target.
In Q3 exploration drilling was initiated at the Thunder Creek deposit to test below the current resource limit. Three holes for 2,055 metres were completed during the quarter.
Infill and extensional drilling was carried out at the Gold River project four kilometres south of the Timmins West Mine. A total of 8,910 metres completed in Q3 (9,048 metres YTD) will provide additional deposit definition and metallurgical samples.
District drilling continued on other targets along the 144 Trend with a total of 594 metres completed in Q3 (16,304 metres YTD) at the 144 Offset and 17 Zone target areas located 1.5 to 3.0 kilometres southwest of the 144 South Zone. Both target areas remain open for future infill and extensional drilling.
Bell Creek Complex
Exploration at the Bell Creek Complex in Q3 2017 included 39 holes for 10,134 metres (21,708 metres YTD. Drilling to test secondary targets north and east of the Bell Creek mine. In addition, drilling was carried out at the Wetmore and Stringer zones, north and south, respectively from the Bell Creek mine. Definition drilling during Q3 in these areas amounted to 32 drillholes totaling 7,408 metres (8,636 metres YTD) at Wetmore and four holes for 1,582 metres at the Stringer property. Follow-up drilling will continue in these areas in Q4 2017.
Whitney Project
The Whitney project is currently a joint venture with Goldcorp for which the Company is the operator. The Whitney project covers approximately 8.9km2 adjacent to the Bell Creek Complex where recent work by the Company included drilling and environmental studies which could be used to support future resource updates.

24

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Q3 2017 drilling included 4 holes totaling 567 metres (7,069 metres YTD) to further define the Upper Hallnor underground resource below the conceptual pit. Open pit resource models for the Hallnor and Pamour West areas have now been finalized with resource and engineering currently underway.
Juby
Juby is a large near-surface deposit located in the Shining Tree Area of Northern Ontario, near the town of Gowganda, approximately 100 kilometres south of Timmins. A 2014 Mineral Resource estimate contained 26.6 million tonnes at an average gold grade of 1.28 grams per tonne for 1.1 million ounces of gold in the Indicated category and 96.2 million tonnes at an average gold grade of 0.94 grams per tonne for 2.9 million ounces of gold in the Inferred category.
Field activity during Q3 included geochemical soil sampling, bedrock mapping and prospecting which has identified a number of mineralized zones peripheral to the main Juby zone. Data compilation and refinement of the geologic and resource models continues with drilling expected to begin in early 2018.
CASH FLOW, LIQUIDITY, CAPITAL RESOURCES AND OTHER INFORMATION

CASH FLOW
Q3 2017 vs. Q3 2016
Net cash provided by operating activities totaled $48.7 million for Q3 2017, compared to $78.7 million for Q3 2016. Cash provided by operating activities before changes in working capital was $37.0 million during Q3 2017, compared to $126.0 million during Q3 2016. The decreases in cash provided by operating activities before changes in working capital and net cash provided by operating activities of $88.9 million and $30.0 million, respectively, were primarily due to the reduced sales in Q3 2017 as compared to Q3 2016 as a result of the suspension of mining operations at Escobal.

Investing activities consisted of additions to property, plant, and equipment of $49.6 million during Q3 2017, compared to $59.6 million during Q3 2016. Investment activities included on-going leach pad and waste dump construction at La Arena and Shahuindo, development of the BC Shaft Project, tailings impoundment expansion at Bell Creek, resource infill and stope definition drilling at the Timmins mines and various infrastructure construction including the Shahuindo expansion.

Financing activities resulted in a cash outflow of $8.4 million during Q3 2017 compared to a cash outflow of $27.6 million during Q3 2016. The Q3 2017 outflow was primarily due to the $5.4 million cash payment of dividends (reduced from prior period due to cessation of dividend on August 8, 2017), a $0.2 million payment of financing fees, $0.5 million in interest paid and $2.2 million in payments on the finance leases. The Q3 2016 cash outflow was primarily due to $18.7 million cash payment of dividends, $13.4 million in payments on the finance leases and $0.9 million in interest and financing fees paid which were offset by $4.1 million in proceeds from the issuance of common shares on exercise of share options.
Q3 YTD 2017 vs. Q3 YTD 2016
Net cash provided by operating activities totaled $223.3 million for Q3 YTD 2017, compared to $141.7 million for Q3 YTD 2016. Cash provided by operating activities before changes in working capital was $269.3 million during Q3 YTD 2017, compared to $311.3 million during Q3 YTD 2016.

Investing activities consisted of additions to property, plant, and equipment of $161.2 million during Q3 YTD 2017, compared to $126.5 million during Q3 YTD 2016. Investment activities included on-going leach pad and waste dump construction at La Arena and Shahuindo, development of the BC Shaft Project, tailings impoundment expansion at Bell Creek, resource infill and stope definition drilling at the Timmins mines, ongoing development at Escobal through Q2 2017, and various infrastructure construction including the crushing and agglomeration circuit at Shahuindo.

Financing activities resulted in a cash outflow of $44.5 million during Q3 YTD 2017 compared to a cash outflow of $52.7 million during Q3 YTD 2016. The Q3 YTD 2017 outflow was primarily due to the $35.7 million cash payment of dividends, a $0.5 million payment of financing fees, $2.0 million in interest paid and $7.4 million in payments on the finance leases. These outflows were partially offset by $0.9 million in proceeds from the issuance of common shares on exercise of share options. The Q3 YTD 2016 cash outflow was primarily due to $50.7 million cash payment of dividends, $19.1 million in payments on the finance leases and $4.3 million in interest and

25

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

financing fees paid which were offset by $19.6 million in proceeds from the issuance of common shares on exercise of share options.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL RISK MANAGEMENT

The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2016. It is the opinion of management, based on the Company’s current liquidity position, continued steady state operations and metals sales, that the Company’s liquid assets will be sufficient to discharge liabilities, and to continue funding existing operations for at least the next twelve months. For details on specific risks, refer to the “Risk Factors” section of this MD&A and to the Company's MD&A for the three and six months ended June 30, 2017 and the year ended December 31, 2016.
The Company’s capital consists of the following:

	September 30, 2017	December 31, 2016
Equity	$2,641,675	$2,572,154
Debt	35,000	35,000
Lease obligations	9,847	15,946
	2,686,522	2,623,100
Cash and cash equivalents	(182,072)	(163,368)
Restricted cash	(5,137)	(4,672)
	$2,499,313	$2,455,060
Financial risk management
The Company has exposure to certain risks resulting from its use of financial instruments. These risks include credit risk, liquidity risk and market risk, which includes sub-categories of foreign exchange risk, interest rate risk and price risk.

During Q3 2017, there were no significant changes to the Company’s exposure to risks resulting from its use of financial instruments or to its financial risk management strategy. For details on specific risks, please refer to the Company’s MD&A for the three and six months ended June 30, 2017.

DEBT FACILITIES
Credit facility
The Company has a credit facility (the “Facility”) with an international bank in the aggregate amount of $35 million. The Facility bears interest at LIBOR plus 2.25% on the portion drawn. The LIBOR rate was reset on October 10, 2017. The Facility has a two-year term, maturing April 9, 2018.
Revolving credit facility
On July 18, 2017, the Company entered into an Amended and Restated Credit Agreement (“Revolving Facility”) with a syndicate of lenders to increase its revolving credit facility from $150 million to $300 million with a US$50 million accordion feature and to extend the term to July 19, 2021. The Agreement includes terms that limit borrowing to a maximum of $75 million during the suspension of the mining license at Escobal as a result of the CALAS claim. In the event the Company's mining license at Escobal remains suspended as of April 1, 2018, an event of default under the Revolving Facility will occur. If the Escobal mining license remains suspended as of April, 1, 2018, the Company may consider alternative financing arrangements to meet its strategic needs.
Based on certain financial ratios, the Revolving Facility bears interest on the portion drawn, on a sliding scale of LIBOR plus between 2.15% to 3.125% or a base rate plus 1.125% to 2.125% which is based on the Company’s consolidated net leverage ratio. The credit facility is secured by the assets of the Company and its subsidiaries: Escobal Resources Holding Limited, Minera San Rafael, S.A., Tahoe Resources ULC, Lake Shore Gold Corp., Mexican Silver Mines Limited, La Arena S.A., Shahuindo SAC and Shahuindo Exploraciones.  Additionally, the credit facility contains covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional debt, merge, consolidate, transfer, lease or otherwise dispose of all or substantially all its of its assets to any other person. Proceeds may be used for liquidity and general corporate purposes.

26

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Standby fees for the undrawn portion of the Revolving Facility are also on a similar sliding scale basis of between 0.48% and 0.70% (previously 0.56% and 0.81%) and were $0.2 million and $0.6 million for Q3 2017 and Q3 YTD 2017, respectively (Q2 2016 and Q2 YTD 2016: $0.2 million and $0.4 million, respectively).
Covenants and other information
The Company is currently in compliance with all covenants associated with the Revolving Facility and the Facility.
Other than the LIBOR rate reset and revolving credit facility noted above there have been no changes to the Company’s debt facilities during Q3 2017. For details, please refer to the Company’s MD&A for the year ended December 31, 2016 and Press Release dated July 18, 2017.

LEASE OBLIGATIONS

There have been no significant changes to the Company’s lease obligations during Q3 2017. For details, please refer to the Company’s MD&A for the year ended December 31, 2016.

At September 30, 2017, the Company had total lease obligations of $9.8 million (December 31, 2016: $15.9 million).

COMMITMENTS AND CONTINGENCIES
There have been no significant changes to the Company’s undiscounted commitments during Q3 2017. For details, please refer to the Company’s MD&A for the year ended December 31, 2016.
Off balance sheet arrangements
The Company currently has no off-balance sheet arrangements.

USE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
The principal financial instruments currently affecting the Company’s financial condition are cash and cash equivalents, restricted cash, trade and other receivables (including provisionally priced accounts receivable), other financial assets, accounts payable and accrued liabilities, debt and finance leases. The Company’s exposure to credit risk on its foreign currency and United States currency deposits is limited by maintaining such cash and term deposits with major Canadian banks and banks in the United States that have strong credit ratings. A minimal amount of cash is held by banks in Barbados, Guatemala and Peru to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid instruments and on deposit with stable institutions and are redeemable on demand.

RECLAMATION AND CLOSURE

The Company has an obligation to reclaim its properties. The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase in the carrying amount of the related assets is recorded and amortized over the life of the asset.

In determining the discount rate to be used in the calculations of the present value of the future reclamation obligations, the Company combines risk and inflation rates specific to the country in which the reclamation will take place. The discount rates used in the calculations were between 4% and 6%.

At September 30, 2017, the Company had estimated the undiscounted cash flows and present value of the future reclamation obligation arising from its activities to be $107.2 million and $68.3 million, respectively (December 31, 2016: $99.3 million and $64.2 million, respectively).

There were changes to the partial guarantees for the closure obligations of the Shahuindo and Timmins mines during the three and nine months ended September 30, 2017. The letter of credit remained at $12.5 million for La Arena while the letters of credit increased to $5.2 million for Shahuindo and the bond increased to $8.7 for the Timmins mines.

27

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

ASSET VALUATION

On July 5, 2017 the Company received notice of a temporary suspension of the Escobal mining license, in response to which the Company immediately commenced legal actions to restore its license. Given the current temporary nature of the suspension, the restoration of the license and the ongoing legal appeals, the Company determined that the Escobal assets are not impaired. The Company will continue to evaluate whether there has been any impairment to Escobal assets as developments relating to the suspension of the Escobal mining license and mining operations occur. During Q3 2017, there were no other events or changes in circumstances that would indicate either an impairment or the reversal of impairments previously taken of the Company’s assets. In accordance with the Company's accounting policies included in the consolidated financial statements, the Company will assess indicators of impairment at every reporting period and will test for impairment if an indication exists.

OUTSTANDING SHARE DATA

As at November 6, 2017, the Company had 312,775,761 issued and outstanding common shares, 3,965,895 issued and outstanding options and 417,000 issued and outstanding deferred share awards.

DIVIDENDS

The Company declared and paid dividends of $6.3 million and $43.7 million during Q3 2017 and Q3 YTD 2017, respectively (Q3 2016 and Q3 YTD 2016: $18.7 million and $50.7 million, respectively). Dividends included $0.8 million and $8.0 million which were paid as share-based dividends for a total issuance of 156,493 and 1,010,844 common shares of the Company during Q3 YTD 2016 and Q3 YTD 2017, respectively (Q3 2016 and Q3 YTD 2016: $nil paid as share-based dividends). This decrease in dividend payments compared to Q3 2016 related to the cessation of the declaration of the dividend. The Board of Directors approved the cessation of the Company’s monthly dividend effective August 8, 2017 to preserve cash following the suspension of mining operations at the Escobal mine. (See Q3 2017 Highlights)

CHANGES IN ACCOUNTING POLICIES AND STANDARDS
Application of new and revised accounting standards effective January 1, 2017
The Company has evaluated the new and revised IFRS standards and has determined that there is no material impact on the interim financial statements upon adoption. Details of these accounting standards are disclosed in note 4a) of the interim financial statements.
Future accounting standards and interpretations
A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for Q3 2017, and have not been applied in preparing the interim financial statements. The Company is currently evaluating the impact that future accounting standards and interpretations may have on its consolidated financial statements. Details of these standards and interpretations are disclosed in note 4b) of the interim financial statements.

CRITICAL ACCOUNTING ESTIMATES
Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s determination of: functional currency; forward market prices for quotational periods used in revenue recognition of provisional priced concentrate sales; asset carrying values, impairment charges of long-lived assets; Mineral Reserves and Mineral Resources; the valuation of share-based payments; and amounts accrued for reclamation obligations. The estimates of non-cash compensation expenses involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.

28

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

A more extensive discussion of critical accounting estimates and other accounting policies is contained in the Company’s Management Discussion & Analysis dated December 31, 2016. During the Q3 2017, there have been no changes to these critical accounting estimates other than as disclosed in the Company’s interim financial statements.
NON-GAAP FINANCIAL MEASURES

NON-GAAP FINANCIAL MEASURES
The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”), adjusted earnings, adjusted earnings per share, and cash provided by operating activities before changes in working capital. These measures are not defined under IFRS and should not be considered in isolation. The Company’s Escobal mine primarily produces silver in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from Escobal and is therefore considered “by-product”. The Company’s La Arena, Shahuindo and Timmins mines primarily produce gold with other metals (primarily silver), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from these mines and is therefore considered “by-product”. The Company believes these measures may provide investors and analysts with useful information about the Company’s underlying earnings, cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures. These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.
The Company also reports total operating costs (cost of sales) per ounce. The Company believes that this metric is important in assessing the performance of each of the Company’s sold metals and as a meaningful GAAP-based comparison to other mining companies. Total operating costs (cost of sales) per ounce sold is calculated by dividing total the operating costs by gold ounces sold. Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties. The reconciliation of total operating costs (cost of sales) to total cash costs is included in the total cash cost and total production cost tables below. Comparative periods have been updated to reflect current period presentation. There is no impact to current or prior period disclosed numbers due to the inclusion of this metric.
Consolidated adjusted earnings and consolidated adjusted earnings per share
The Company has adopted the reporting of consolidated adjusted earnings (“adjusted earnings)” and consolidated adjusted earnings per share (“adjusted earnings per share”) as a non-GAAP measure of a precious metals mining company’s operating performance. This measure has no standardized meaning and the Company’s presentation of adjusted measures are not meant to be substituted for GAAP measures of consolidated earnings or consolidated earnings per share and should be read in conjunction with such GAAP measures. Adjusted earnings and adjusted earnings per share are calculated as earnings excluding i) non-cash impairment losses and reversals on mineral interests and other assets, ii) unrealized foreign exchange gains or losses related to the revaluation of deferred income tax assets and liabilities on non-monetary items, iii) unrealized foreign exchange gains or losses related to other items, iv) unrealized gains or losses on derivatives other than provisionally priced trade receivables, v) loss on extinguishment of the Lake Shore Debentures, vi) gains or losses on sale of assets and vii) costs related to the acquisition of Lake Shore Gold and the related tax impact of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed periodically based on materiality and the nature of the event or circumstance.
The Company calculates adjusted earnings and adjusted earnings per share on a consolidated basis.

29

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	Q3 2017	Q3 2016	Q3 YTD 2017	Q3 YTD 2016
Earnings (loss)	$(8,380)	$63,011	$99,803	$117,561
Unrealized foreign exchange loss (gain)	1,155	2,318	1,886	1,823
Acquisition costs(2)	—	64	—	11,085
Loss on Debenture	—	—	—	32,304
Gain on derivative instruments (currency swap)	—	264	—	(803)
Adjusted earnings (loss)	$(7,225)	$65,657	$101,689	$161,970

Weighted average common shares outstanding
Basic (000’s)	313,152	311,407	312,673	282,335
Diluted (000’s)	313,161	312,108	312,722	282,672
Adjusted earnings (loss) per share
Basic	$(0.02)	$0.21	$0.33	$0.57
Diluted	$(0.02)	$0.21	$0.33	$0.57

(1) Results of the Timmins mines prior to the date of acquisition of Lake Shore Gold on April 1, 2016 are excluded.
(2) Costs related to the acquisition of Lake Shore Gold on April 1, 2016.
Total cash costs before and net of by-product credits
The Company reports total cash costs on a silver ounce and a gold ounce produced basis for the Escobal mine and the La Arena, Shahuindo and Timmins mines, respectively. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute ("The Institute”) for the reporting of total cash costs (silver) and the generally accepted standard of reporting total cash costs (gold) by precious metal mining companies. The Institute is a nonprofit international association with membership from across the silver industry and serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of silver production by silver mining companies. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in performing year over year comparisons. However, these non-GAAP measures should be considered together with other data prepared in accordance with IFRS, and these measures, taken alone, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.  Total cash costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the total cash costs associated with an ounce of silver or gold, the Company deducts by-product credits from sales which are incidental to producing silver and gold.
Total cash costs per ounce of produced silver net of by-product credits incorporate all production costs, including adjustments to inventory carrying values, adjusted for changes in estimates in reclamation which are non-cash in nature, and include by-product gold, lead and zinc credits, and treatment and refining charges included within revenue.
In addition to conventional measures, the Company assesses this per ounce measure in a manner that isolates the impacts of silver production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs per ounce of produced silver net of by-product credits to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes this measure provides investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits as the Company considers that the cost to produce the silver is reduced as a result of the by-product sales incidental to the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.

30

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Total cash costs (silver)
Total cash costs per ounce of produced silver, net of by-product credits

	Q3 2017	Q3 2016	Q3 YTD 2017	Q3 YTD 2016
Total operating costs (cost of sales)(1)	$—	$47,709	$95,854	$147,974
Depreciation and depletion	—	(12,244)	(29,052)	(40,301)
Change in product inventory	—	1,930	6,329	1,419
Treatment and refining charges	—	8,262	16,205	24,426
Total cash costs before by-product credits	$—	$45,657	$89,336	$133,518
By-product credits(2)		(13,336)	(29,740)	(40,803)
Total cash costs net of by-product credits	$—	$32,321	$59,596	$92,715
Silver ounces sold in concentrate (000’s)	—	4,781	9,773	14,528
Silver ounces produced in concentrate (000’s)	—	4,976	9,692	16,387
Total operating costs (cost of sales) per ounce sold	$—	$9.98	$9.81	$10.19
Total cash costs per ounce produced before by-product credits	$—	$9.18	$9.22	$8.15
Total cash costs per ounce produced net of by-product credits	$—	$6.50	$6.15	$5.66

(1) Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties. All 2017 YTD costs for silver are through Q2 2017 as no silver was produced in Q3 2017.
(2) Gold, lead and zinc by-product credits are calculated as follows:

	Q3 2017				Q3 2016
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Gold Ounces	—	—	—	—	1,752	$1,545	$2,707	$0.54
Lead Tonnes	—	—	—	—	1,917	$3,336	$6,395	$1.29
Zinc Tonnes	—	—	—	—	2,656	$1,594	$4,234	$0.85

	Q3 YTD 2017				Q3 YTD 2016
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Gold Ounces	3,554	$1,281	$4,555	$0.47	5,857	$1,418	$8,303	$0.51
Lead Tonnes	4,085	$2,369	$9,679	$1.00	6,705	$2,157	$14,464	$0.88
Zinc Tonnes	5,568	$2,785	$15,508	$1.60	9,505	$1,898	$18,036	$1.10

(3) Table has been updated to reflect current period presentation with no impact to the cash costs previously presented.
(4) Numbers in tables may not calculate due to rounding.

31

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Total cash costs (gold)

Total cash costs per ounce of produced gold, net of by-product credits

	Q3 2017
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(1)	$51,052	$19,556	$43,844	$114,452
Depreciation and depletion	(8,647)	(4,851)	(15,591)	(29,089)
Change in product inventory	(4,725)	539	229	(3,957)
Smelting and refining charges	244	123	46	413
Total cash costs before by-product credits	37,924	15,367	28,528	81,819
Silver credit(2)	(146)	(338)	(84)	(568)
Total cash costs net of by-product credits	37,778	15,029	28,444	81,251
Gold ounces sold (000’s)	53.7	20.0	42.7	116.4
Gold ounces produced (000’s)	47.6	19.4	41.7	108.7
Total operating costs (cost of sales) per ounce sold	$950	$978	$1,026	$983
Total cash costs per ounce produced before by-product credits	$797	$792	$683	$753
Total cash costs per ounce produced net of by- product credits(3)	$794	$774	$681	$747

	Q3 YTD 2017
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(1)	$116,398	$54,653	$129,714	$300,765
Depreciation and depletion	(19,593)	(14,826)	(45,092)	(79,511)
Change in product inventory	(4,598)	287	(1,565)	(5,876)
Smelting and refining charges	811	309	139	1,259
Total cash costs before by-product credits	93,018	40,423	83,196	216,637
Silver credit(2)	(369)	(1,346)	(275)	(1,990)
Total cash costs net of by-product credits	92,649	39,077	82,921	214,647
Gold ounces sold (000’s)	148.3	55.9	134.8	339.0
Gold ounces produced (000’s)	148.4	60.4	127.0	335.8
Total operating costs (cost of sales) per ounce sold	$785	$978	$962	$887
Total cash costs per ounce produced before by-product credits	$627	$669	$655	$645
Total cash costs per ounce produced net of by- product credits(3)	$624	$647	$653	$639

(1)	Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties.

(2)	Consolidated silver by-product credits are calculated as follows:

	Q3 2017				Q3 YTD 2017
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Silver Ounces (000's)	33,943	$16.73	$568	$5.22	115,963	$17.16	$1,990	$5.93

(3)
Total cash costs per gold ounce produced for the Q3 2017 included a $9.0 million non-recurring pre-tax expense at La Arena to fulfill long-term commitments made to the community that impacted total cash costs per ounce produced by $189/oz for Q3 2017 and $60/oz for Q3 YTD 2017 at La Arena and $82/oz for Q3 2017 and $27/oz for Q3 YTD 2017 in total.

(4) Numbers in table may not calculate due to rounding.

32

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	Q3 2016
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(3)	$32,742	$8,080	$34,553	$75,375
Depreciation and depletion	(5,472)	(2,485)	(7,708)	(15,665)
Change in product inventory	1,275	2,002	(2,982)	295
Smelting and refining charges	281	97	39	417
Total cash costs before by-product credits	28,826	7,694	23,902	60,422
Silver credit(4)	(32)	(201)	(92)	(325)
Total cash costs net of by-product credits	28,794	7,493	23,810	60,097
Gold ounces sold (000’s)	56.6	7.0	43.4	107.0
Gold ounces produced (000’s)	48.5	10.1	37.5	96.1
Total operating costs (cost of sales) per ounce sold	$579	$1,148	$796	$704
Total cash costs per ounce produced before by-product credits	$594	$762	$638	$629
Total cash costs per ounce produced net of by- product credits	$593	$742	$635	$625

	Q3 YTD 2016(1)(2)
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(3)	$106,925	$16,206	$67,721	$190,852
Depreciation and depletion	(18,047)	(4,468)	(19,425)	(41,940)
Change in product inventory	1,691	2,002	584	4,277
Smelting and refining charges	1,004	242	85	1,331
Total cash costs before by-product credits	91,573	13,982	48,965	154,520
Silver credit(4)	(134)	(440)	(179)	(753)
Total cash costs net of by-product credits	91,439	13,542	48,786	153,767
Gold ounces sold (000’s)	145.6	31.5	74.6	251.7
Gold ounces produced(000’s)	146.0	21.2	76.2	243.4
Total operating costs (cost of sales) per ounce sold	$734	$515	$908	$758
Total cash costs per ounce produced before by-product credits	$627	$659	$642	$635
Total cash costs per ounce produced net of by- product credits	$626	$638	$640	$632

(1) Q3 YTD 2016 comparative figures exclude Q1 2016 data from the Timmins mines.
(2) Q3 YTD 2016 comparative figures exclude data from the Shahuindo mine through April 2016 as commercial production was declared May 1, 2016.
(3) Total operating costs (cost of sales) includes production costs, depreciation and depletion, royalties and smelting and refining charges.
(4) Silver by-product credits are calculated as follows:

	Q3 2016				Q3 YTD 2016
	Quantity	Unit Price	Total Credit	Credit per ounce	Quantity	Unit Price	Total Credit	Credit per ounce
Silver Ounces	19,233	$16.90	$325	$3.38	46,805	$16.09	$753	$3.09
(5) Table has been updated to reflect current period presentation with no impact to the cash costs previously presented.
(6) Numbers in table may not calculate due to rounding.
All-in sustaining costs
The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council (“WGC”), the market development organization for the gold industry. The WGC is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

33

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

All-in sustaining costs include total cash costs incurred at the Company’s mining operations, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this measure represents the total costs of producing silver and gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.
All-in sustaining costs (silver)
Total all-in sustaining costs per ounce of produced silver, net of by-product credits
The following tables reconciling total all-in sustaining costs per ounce of produced silver, net of by-product credits to the consolidated financial statements should be read in conjunction with the prior tables which reconcile total cash costs net of by-product credits to total operating costs.

	Q3 2017	Q3 2016	Q3 YTD 2017	Q3 YTD 2016
Total cash costs net of by-product credits	$—	$32,321	$59,596	$92,715
Sustaining capital(1)	—	5,909	19,062	16,736
Exploration	—	401	498	720
Reclamation cost accretion	—	52	123	140
General and administrative expenses	—	4,504	7,032	13,439
All-in sustaining costs	$—	$43,187	$86,311	$123,750
Silver ounces produced in concentrate (000’s)	—	4,976	9,692	16,387
All-in sustaining costs per ounce produced net of by-product credits	$—	$8.68	$8.91	$7.55
(1) Sustaining capital includes underground development and surface sustaining capital expenditures.
(2) Q3 YTD 2017 silver numbers reflect actual through Q2 2017 as no silver was produced in Q3 2017.
(3) Numbers in table may not calculate due to rounding.

All-in sustaining costs (gold)
Total all-in sustaining costs per ounce of produced gold, net of by-product credits

	Q3 2017
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$37,778	$15,029	$28,444	$81,251
Sustaining capital	7,687	7,622	9,824	25,133
Exploration	294	926	2,035	3,255
Reclamation cost accretion	336	220	38	594
General and administrative expenses	3,288	1,985	2,765	8,038
All-in sustaining costs	$49,383	$25,782	$43,106	$118,271
Gold ounces produced (000’s)	47.6	19.4	41.7	108.7
All-in sustaining costs per ounce produced net of by-product credits	$1,038	$1,328	$1,034	$1,088

34

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	Q3 YTD 2017
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$92,649	$39,077	$82,921	$214,647
Sustaining capital	20,006	14,834	36,260	71,100
Exploration	849	3,722	6,351	10,922
Reclamation cost accretion	1,022	649	95	1,766
General and administrative expenses	8,778	6,106	7,168	22,052
All-in sustaining costs	$123,304	$64,388	$132,795	$320,487
Gold ounces produced (000’s)	148.4	60.4	127.0	335.8
All-in sustaining costs per ounce produced net of by-product credits	$831	$1,066	$1,046	$954
(1) Numbers in table may not calculate due to rounding.

	Q3 2016
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$28,794	$7,493	$23,810	$60,097
Sustaining capital	9,321	2,050	14,944	26,315
Exploration	510	1,415	1,863	3,788
Reclamation cost accretion	297	165	25	487
General and administrative expenses	2,987	(1,127)	1,063	2,923
All-in sustaining costs	$41,909	$9,996	$41,705	$93,610
Gold ounces produced in doré (000’s)	48.5	10.1	37.5	96.1
All-in sustaining costs per ounce produced net of by-product credits	$864	$990	$1,112	$974

	Q3 YTD 2016
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$91,439	$13,542	$48,786	$153,767
Sustaining capital	22,311	8,649	32,199	63,159
Exploration	1,096	2,565	2,545	6,206
Reclamation cost accretion	957	642	48	1,647
General and administrative expenses	9,571	1,300	2,624	13,495
All-in sustaining costs	$125,374	$26,698	$86,202	$238,274
Gold ounces produced in doré (000’s)	146.0	21.2	76.2	243.4
All-in sustaining costs per ounce produced net of by-product credits	$859	$1,258	$1,131	$979

(1)	Q3 YTD 2016 comparative figures exclude Q1 2016 data from the Timmins mines.

(2)	Q3 YTD 2016 comparative figures exclude data from the Shahuindo mine through April 2016 as commercial production was declared May 1, 2016.

(3)	Numbers in table may not calculate due to rounding.

35

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Cash provided by operating activities before changes in working capital
Cash provided by operating activities before changes in working capital represents the cash flows generated by operating activities after adjusting for interest expense, income tax expense and financing fees as well as items not involving cash but before changes in working capital. Net cash provided by operating activities represents the cash flows generating by operating activities after changes in working capital and income taxes paid. Management believes that these measures provide useful information to investors to evaluate the Company’s ability to generate cash flows from its mining operations.
The non-GAAP measures described above do not have standardized meanings prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other reporting issuers.

	Q3 2017	Q3 2016	Q3 YTD 2017	Q3 YTD 2016
Cash provided by operating activities before changes in working capital(1)	$37,039	$125,987	$269,335	$311,257
Net cash provided by operating activities(1)	$48,675	$78,679	$223,321	$141,650
Basic weighted average common shares outstanding	313,152	311,407	312,673	282,335
(1) Refer to the condensed interim consolidated statements of cash flows in the Company’s interim financial statements for a detailed reconciliation from earnings and total comprehensive income to cash provided by operating activities before changes in working capital and net cash provided by operating activities.
RISK FACTORS
Our business is the operation, exploration, development and acquisition of mining properties. Due to the high-risk nature of our business, our operations are speculative. The following are updated risk factors to reflect developments during the third quarter of 2017 and a summary of previously disclosed material risk factors affecting our business. For a more detailed discussion of these and other risks relevant to us and our business, see also the “Risk Factors” section in our Management’s Discussion and Analysis for the second quarter of 2017 filed on SEDAR and with the SEC on August 8, 2017, which section is incorporated by reference and included herein, as well as other reports that we file on SEDAR and furnish to the SEC. Such risk factors are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the risks and uncertainties set forth below or incorporated by reference herein, develop into actual events, our business, financial condition, results of operations or cash flows could be materially adversely affected.
This Management’s Discussion and Analysis also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described in the documents incorporated by reference herein. Please see “Cautionary Note Regarding Forward-looking Statements.”
We are dependent on the Escobal Mine in Guatemala, the La Arena and Shahuindo Mines in Peru and Timmins mines in Canada, and any adverse development affecting these properties could materially affect our results of operations, cash flows and financial position.
The Escobal, La Arena, Shahuindo and Timmins Mines currently represent 100% of our revenue producing operations. Any adverse development affecting these mines or our ability to conduct mining operations at these mines due to suspension or loss of mining permits and licenses, protests, road blockages or blockades that prevent supplies from entering the mine, production from leaving the mine and employees and contractors from entering and leaving the mine, if other than temporary, or other action or events, including the disputes, ongoing legal proceedings and court orders regarding the licenses, permits and credentials necessary to conduct mining operations at the Escobal Mine by Minera San Rafael, or the subsequent failure by MEM to adequately conduct court-ordered consultation or Minera San Rafael to agree to or comply with the results of such consultation process, which results in a future suspension of mining operations, could have a material and adverse effect on our results of operations, including potential production of Mineral Reserves and Mineral Resources, revenues, profitability, and our financial performance, cash flows and financial position.
In addition, if the Constitutional Court reverses the Supreme Court's reinstatement of the Escobal mining license and we are unable to resume mining on or before April 1, 2018, we will be in default of our Revolving Credit

36

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Facility. This, in turn, could constitute a default under certain of our other credit arrangements, which could materially and adversely affect our liquidity and financial position if repayment obligations were accelerated.
We are required to obtain and maintain a number of licenses, permits and approvals from various governmental authorities, and any failure to obtain or loss of such licenses, permits or approvals could have a material adverse effect on our business.
In the ordinary course of business, we are and will be required to obtain, maintain and renew governmental licenses or permits for the operation and expansion of our Mines and those projects currently in development for the development, construction and commencement of mining at our existing properties or those we acquire in the future. Obtaining or renewing the necessary governmental licenses, permits or credentials is a complex and time-consuming process involving numerous jurisdictions and often involving public comment periods and costly undertakings on our part. The duration and success of our efforts to obtain and renew licenses, permits and credentials are contingent upon many variables not within our control, including local politics, legal challenges and the interpretation of applicable requirements implemented by the licensing authority. Any unexpected suspensions, such as the prior provisional suspension of the Escobal mining license of Minera San Rafael and the continuing legal challenges, disputes and appeals of the suspension’s revocation; a suspension of the Escobal mining license as a result of the failure by MEM to adequately conduct court-ordered consultation or Mineral San Rafael to agree to or comply with the results of such consultation process; other revocations of licenses, permits or credentials, including reconnaissance, exploration and exploitation licenses and export credentials; disputes or refusals to issue or renew required licenses, permits or credentials, such as the current failure by MEM to renew and reissue Minera San Rafael's export credential prior to its annual expiration in August 2017; or delays or costs associated with the licensing, permitting or credentialing processes could prevent or delay the development or impede the operation of a mine, which could materially and adversely impact our results of operations, profitability, cash flows and financial condition.
We face risks related to local community actions and protests related to our mining operations.
In recent years, communities of indigenous people, illegal miners, non-governmental organizations ("NGOs") and others in Guatemala and Peru have become more vocal and negative with respect to regulated mining activities in their countries. These communities and NGOs have taken actions such as road closures, work stoppages and initiating lawsuits to challenge mining permits and to sue for environmental and personal injury damages. In addition, they have petitioned human rights organizations, including the Inter American Commission on Human Rights, alleging human rights violations associated with mining operations, and the Canadian National Contact Point, alleging violations of the Organisation for Economic Co-operation and Development Guidelines for Multinational Enterprises, in support of their anti-mining activities. These actions relate not only to current activities but often in respect to decades-old mining disputes and activities by prior owners of mining properties.
Beginning in June 2017, a group of protesters near the town of Casillas has blocked the primary road that connects Guatemala City to the Escobal Mine near San Rafael Las Flores, which road blockage continued as of November 7, 2017. The protestors have become increasingly violent in the wake of the government’s failure to impose the rule of law and ensure safe public passage on the road. Violent tactics have included stopping and attacking trucks, the shooting of a helicopter carrying fuel to the mine and threats and abuse of mine workers and contractors. Protests and disputes, such as the roadblock in Casillas affecting the Escobal mine, represent a social risk in the area in which our mines are located and these and similar actions by communities and NGOs may have a material adverse effect on our operations at our mines and other development properties and on our financial position, cash flow and results of operations.
Violence in some jurisdictions negatively impacts our ability to conduct business in such locations.
In recent years, criminal activity and violence has spread from border areas of Mexico to neighboring Guatemala. As a result, violent confrontations with authorities and others have steadily increased. Many incidents of crime and violence go unreported and law enforcement authorities’ efforts to reduce criminal activity are challenged by a lack of resources, corruption and the power of organized crime. Incidents of violence and vandalism have occasionally affected our employees, contractors and their families, including recent incidents surrounding the roadblock in Casillas, Guatemala where violent tactics have included stopping and attacking trucks, the shooting of a helicopter carrying fuel to the mine and threats and abuse of mine workers and contractors. We can provide no assurance that security incidents, in the future, will not have a material adverse effect on our operations, especially if violence and criminal activity continue to escalate. Such incidents may halt or delay production, increase operating costs, result in harm to employees,

37

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

contractors or visitors, decrease operational efficiency due to employee absenteeism and other factors, increase community tensions or otherwise adversely affect our ability to conduct business.
Risks Relating to Our Business

•	Market prices of silver, gold, lead and zinc fluctuate widely;

•	Decreases in commodity prices could negatively impact our Mineral Reserve calculations and the feasibility of our projects;

•	Our business is concentrated in the silver and gold mining industries and may be negatively impacted by fluctuations in the silver and gold mining industries generally;

•	Indigenous people may oppose continued operation, further development, or new development of our projects and mines;

•	Our inability to develop and operate our mines;

•	Our inability to reach agreements regarding Canadian aboriginal rights;

•	The viability and profitability of our mining operations are subject to political, economic, social and geographic risks of doing business in foreign countries;

•	Defects in title to our mining properties;

•	We may be unable to maintain or increase our annual production of silver and gold;

•	We may not produce anticipated benefits from our acquisitions;

•	Our operations are subject to significant governmental regulations and costs of compliance;

•	Our operations are subject to significant environmental regulations and reclamation obligations;

•	We may not be able to provide regulatory authorities with required financial assurances;

•	Governments may impose restrictions on our ability to use current mining methods;

•	We are susceptible to sudden tax and royalty changes due to operating in multiple foreign tax jurisdictions;

•	Financial projections rely on estimates of future production and estimates of future production may not be reliable;

•	Changes or increases in our production costs, or failure to achieve anticipated production levels may adversely impact our profitability;

•	Changes to current projections, new development activity or acquisitions may require substantial additional capital, which may not be available on commercially reasonable terms;

•	Higher levels of indebtedness and increased debt service obligations will reduce the amount of funds available for other business purposes;

•	We may be subject to liquidity and counterparty risks;

•	We operate in several foreign countries and are subject to currency fluctuations;

•	We operate in jurisdictions that have high levels of political and judicial corruption;

•	We operate in countries that sometimes lack effective legal enforcement and rule of law;

•	Expanded operations subject us to significant additional capital requirements;

•	The mining business is inherently dangerous and subject to conditions or events beyond our control;

•	Activity by artisanal and illegal miner activity could interfere with operations and/or create new conflicts;

•	Transportation of doré and mine concentrate;

•	Mineral Resource and Mineral Reserve calculations are only estimates;

•	Mining activities are dependent on access to adequate infrastructure;

•	Mining activities require significant amounts of energy;

•	Mining operations are dependent on the availability of sufficient and affordable water supplies;

•	Our operations depend upon on key management personnel and we may not be able to attract and retain qualified personnel in the future;

•	Our business is subject to global economic conditions;

•	Our inability to realize the benefits of our growth projects;

•	Our inability to continue to source suppliers on reasonable commercial terms;

•	Changes in climate conditions;

•	Current and future litigation;

•	We operate through foreign subsidiaries;

•	Cyber threats and attacks;

•	Maintaining the effectiveness of internal control over financial reporting; and

•	Reputational risk.

38

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Risks Relating to Our Common Shares

•	Our share price has experienced volatility and may be subject to fluctuation in the future based on market conditions;

•	We may not pay regular cash dividends; and

•	The market price of our securities can be volatile and expose us to the risk of litigation.
DISCLOSURE CONTROLS AND PROCEDURES AND
INTERNAL CONTROLS OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s management, including the President and Chief Executive Officer (“CEO”) and the Vice-President and Chief Financial Officer (“CFO”), is responsible for the design of disclosure controls and procedures and internal controls over financial reporting (“ICFR”). Having assessed the effectiveness of the Company’s disclosure controls and procedures, the CEO and CFO believe that the disclosure controls and procedures are effective at a reasonable assurance level as of the end of the period covered by this MD&A.

INTERNAL CONTROLS OVER FINANCIAL REPORTING
The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including ICFR. To design and evaluate its ICFR, the Company used the Internal Control – Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”).
The Company’s ICFR include policies and procedures that: (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of its assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on its financial statements.
The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures.
Management assessed the effectiveness of the Company’s ICFR as at December 31, 2016, based on the criteria set forth in the 2013 COSO Framework and concluded that, other than the limitation described above, the Company’s ICFR was effective to provide reasonable assurance that financial information was recorded, processed, summarized and reported in a timely manner as at December 31, 2016.
There were no changes in the Company’s ICFR during Q3 2017 that have materially affected or are reasonably likely to materially affect the Company’s ICFR.

39

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

CAUTIONARY NOTE REGARDING INTERNAL CONTROLS
The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.
TECHNICAL INFORMATION
Charles Muerhoff, Vice President Technical Services and Qualified Person as defined in National Instrument 43-101 has reviewed and approved the scientific and technical information contained in this MD&A.
The basis of the Mineral Reserve estimate for the Escobal mine is from Escobal Mine Guatemala NI 43-101 Feasibility Study dated November 5, 2014. Mineral Reserves at January 1, 2017 include Proven Mineral Reserves of 3.0 million tonnes with average grades of 453 g/t silver, 0.39 g/t gold, 0.94% lead and 1.62% zinc containing 43.9 million ounces of silver, 37.3 thousand ounces of gold, 28.2 thousand tonnes of lead and 48.9 thousand tonnes of zinc, and Probable Mineral Reserves of 20.7 million tonnes with average grades of 336 g/t silver, 0.35 g/t gold, 0.75% lead and 1.21% zinc containing 223.6 million ounces of silver, 232.9 thousand ounces of gold, 155.0 thousand tonnes of lead and 251.4 thousand tonnes of zinc. Mineral Reserves are reported using a cut-off grade calculated from the net smelter return value minus production costs using metal prices of $20/oz silver, $1,300/oz gold, $1.00/lb lead and $1.25/lb zinc. Mineral Reserves reported at January 1, 2017 were calculated by subtracting mine depletion volumes from the Mineral Resource and Mineral Reserve estimates stated in the aforementioned technical report.
The basis of the Mineral Reserve estimate for the La Arena mine is from La Arena Project, Peru Technical Report (NI 43-101) dated February 27, 2015. Oxide Mineral Reserves at January 1, 2017 include Proven Mineral Reserves of 344.5 thousand tonnes with an average gold grade of 0.37 g/t containing 4.1 thousand ounces of gold, and Probable Mineral Reserves of 53.8 million tonnes with an average gold grade of 0.41 g/t containing 710.6 thousand ounces of gold. Oxide Mineral Reserves are reported using gold cut-off grades of 0.15 g/t for planned 2017 production and 0.10 g/t for planned post-2017 production within a pit designed from a $1,200/oz gold pit shell. Oxide Mineral Reserves reported at January 1, 2017 were calculated by applying the mine topographic surface at January 1, 2017 to an updated Mineral Resource estimate effective July 1, 2016.
The basis of the Mineral Reserve estimate for the Shahuindo mine is from Technical Report on the Shahuindo Mine, Cajabamba, Peru dated January 25, 2016. Oxide Mineral Reserves at January 1, 2017 include Proven Mineral Reserves of 76.8 million tonnes with an average gold grade of 0.52 g/t containing 1.3 million ounces of gold, and Probable Mineral Reserves of 33.5 million tonnes with an average gold grade of 0.53 g/t containing 569.5 thousand ounces of gold. Oxide Mineral Reserves are reported at gold cut-off grades of 0.25 g/t for planned 2017 and 2018 production and 0.18 g/t for planned post-2018 production within a pit designed from a $1,200/oz gold pit shell. Oxide Mineral Reserves at January 1, 2017 were calculated by applying the mine topographic surface at January 1, 2017 to an updated Mineral Resource estimate effective July 1, 2016.
The basis of the Timmins West Mine Mineral Resources and Mineral Reserves is from National Instrument 43-101 Technical Report, Timmins West Mine, Timmins, Ontario, Canada, dated September 20, 2017 with an effective date of May 15, 2017.  Mineral Reserves at May 15, 2017 include Proven Mineral Reserves of 407 thousand tonnes with an average gold grade of 3.61 g/t containing 47.2 thousand ounces of gold, and Probable Mineral Reserves of 6.7 million tonnes with an average gold grade of 3.18 g/t containing 690.6 thousand ounces of gold. Mineral Reserves are reported using a gold cut-off grade of 2.0 g/t and a gold price of $1,250/oz.
The basis of the Mineral Reserve estimate for the Bell Creek mine is from NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada dated March 27, 2015. Mineral Reserves at January 1, 2017 include Proven Mineral Reserves of 118.0 thousand tonnes with an average gold grade of 4.21 g/t containing 16.0 thousand ounces of gold, and Probable Mineral Reserves of

40

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

1.6 million tonnes with an average gold grade of 4.36 g/t containing 229.2 thousand ounces of gold. Mineral Reserves are reported using a gold cut-off grade of 2.2 g/t and a gold price of $1,250/oz. Mineral Reserves at January 1, 2017 calculated by subtracting June through October 2016 mine depletion volumes and November through December 2016 forecasted production from an updated Mineral Resource estimate effective June 1, 2016.
The Mineral Resource estimate for the Fenn-Gib project is from Fenn-Gib Resource Estimate Technical Report, Timmins Canada dated November 17, 2011 for Lake Shore Gold Corp. The effective date of the Mineral Resource estimate is November 17, 2011. Indicated Mineral Resources reported used a gold cut-off grade of 0.5 g/t within an optimized $1,190/oz gold pit shell. Inferred Mineral Resources within an optimized $1,190/oz gold pit shell reported used a gold cut-off grade of 0.5 g/t; Inferred Mineral Resources outside of the optimized pit shell reported used a gold cut-off grade of 1.5 g/t.
The Mineral Resource estimate for the Juby project is from Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario dated February 24, 2014. The effective date of the Mineral Resource estimate is February 24, 2014. Mineral Resources reported used a gold cut-off grade of 0.4 g/t.
Technical terms used in this MD&A but not otherwise defined herein are as described in the Company’s AIF available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking information” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the US Exchange Act, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements, other than statements of historical fact, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “guidance”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations or comparable language of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, "should", “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking statements include, but are not limited to, statements related to the following: in regards to the appeals to the Guatemalan Constitutional Court of the decision by the Supreme Court of Guatemala ordering the Guatemalan Ministry of Energy and Mining (“MEM”) to conduct consultation with indigenous populations in certain designated locations in and around the Escobal Mine, reinstating the Company’s mining license in respect of the Escobal mine, the timing for such appeals to be heard and decided and the likelihood of an adverse decision by the Constitutional Court; the timing and results of other court proceedings; the timing and likelihood of peacefully resolving the road blockage affecting the Escobal mine; timing and possible outcome of pending litigation; the continuation of the expansion plans at Shahuindo and Bell Creek and the ongoing review of all other capital and exploration expenditures; the potential for an event of default under the credit facility if the suspension of the Escobal mining license is not lifted in such a way as to resume mining operations by April 1, 2018, and the Company’s expected course of action if an event of default occurs; production and cost targets for the Company’s gold operations in 2017 of 400,000 to 450,000 ounces of gold, total cash costs of $650 to $700 per ounce and all-in sustaining costs of $1,050 to $1,150 per ounce; the target of growth of two to four million ounces in gold Mineral Reserves and/or Mineral Resources over published Mineral Reserves and/or Mineral Resources as at April 1, 2016 by 2020; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; the expectation of meeting production targets; growing gold production to over one half million ounces in 2019; the timing and cost of the design, procurement, construction and commissioning of the 12,000 tpd crushing and agglomeration circuit at Shahuindo, as well as the expansion of the Shahuindo mine to a production capacity of 36,000 tpd with commissioning by mid-year 2018 and achieving the full 36,000 tpd production rate by the end of 2018, providing an expected 80% recovery rate for agglomerated ore in line with the pre-feasibility study; the timing of the receipt of permits at Shahuindo; the steps being taken to optimize leaching permeability at Shahuindo; the timing for construction of Pad 2B at Shahuindo and the commencement of production at Pad 2B in the second half of 2018; the expectation of the capacity of the south waste rock dump at Shahuindo; the timing for commissioning of the new production well at Shahuindo; the timing of completion of the Bell Creek Shaft Project to double the Bell Creek mine production to 80,000 ounces of gold per year by late 2018; the completion of construction of the Phase 5 tailings facility expansion at the Bell Creek

41

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Mill ready for operation in accordance with the life of mine plan; care and maintenance plans at Escobal; providing further updates to guidance when additional information regarding the Escobal license is available; expected capital expenditures, corporate general and administration expenses, and exploration expenses; sustaining and project capital expenditures; the expected working capital requirements; the sufficiency of capital resources and the consideration of alternative financing arrangements to meet strategic needs; the expected depreciation and depletion rates; exploration and review of prospective mineral acquisitions; the anticipated timing of updated Mineral Resource and Mineral Reserve estimates; the timing for completion of the underground dewatering project at Escobal; the cost and timing of sustaining capital projects; and the timing, costs, results and impacts of purported class action lawsuits filed against the Company and certain of its officers and directors.
Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to operate and implement operational improvements at the Escobal, La Arena, Shahuindo and Timmins mines; the Company’s ability to carry on exploration and development activities, including land acquisition and construction; the availability and sufficiency of power and water for operations; the timely receipt of permits and other approvals; the successful outcomes of consultations with indigenous populations; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the USD remaining consistent with current levels; the Company’s ability to peacefully resolve the protests and road blockages of the Escobal Mine; the timing and ability of the Company to resume operations once the suspension of the mining license to Minera San Rafael for the Escobal Mine is lifted and all licenses, permits and credentials affecting the operation of the Company’s mines, including the Escobal Mine, are renewed or re-issued and all roadblocks are cleared, and relationships with our partners, including employees, vendors and community populations are maintained or effectively managed; the Company’s ability to obtain financing as and when required and on reasonable terms; and the Company’s ability to continue to comply with the terms of the credit agreements with its lenders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.
Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include summarized above and discussed in more detail in our public filings available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.
Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by the Company, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. The Company does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable securities laws.

42

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

CAUTIONARY NOTE TO INVESTORS IN THE UNITED STATES
REGARDING RESERVES AND RESOURCES
The Mineral Resource and Mineral Reserve estimates contained in this MD&A have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws and use terms that are not recognized by the United States Securities and Exchange Commission (“SEC”). Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions used in NI 43-101 are incorporated by reference from the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”). U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody difference approaches and definitions. For example, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under Industry Guide 7, mineralization may not be classified as "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.
While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States readers are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this MD&A containing descriptions of the Tahoe’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

43